United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

April, 2013

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

Financial Statements

March 31, 2013

BR GAAP

Filed with the CVM, SEC and HKEx on

April 24, 2013

Vale S.A.

(A free translation of the original in Portuguese)

Report on review of condensed interim financial statements

To the Board of Directors and Stockholders

Vale S.A.

Introduction

We have reviewed the accompanying condensed interim balance sheet of Vale S.A. (the “Company”) as at March 31, 2013 and the related statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended.

We have also reviewed the accompanying condensed interim consolidated balance sheet of Vale S.A. and its subsidiaries (“Consolidated”) as at March 31, 2013 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows and for the three-month period then ended.

Management is responsible for the preparation and fair presentation of these parent company condensed interim financial statements in accordance with accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and for the consolidated condensed interim financial statements in accordance with CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these condensed interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent company condensed interim financial statements

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company condensed interim financial statements referred to above are not prepared, in all material respects, in accordance with CPC 21.

Conclusion on the consolidated condensed interim financial statements

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated condensed interim financial statements referred to above are not prepared, in all material respects, in accordance with CPC 21 and IAS 34.

Emphasis of matter

As discussed in Note 4 to the accompanying condensed interim financial statements, the Company changed its method of accounting to reflect the revised employee benefits standard effective January 1, 2013 and, retrospectively adjusted the financial statements as of December 31, 2012 and for the year then ended.

Other matters

Interim statements of value added

We have also reviewed the parent company and consolidated interim statements of value added for the three-month period ended March 31, 2013. These statements are the responsibility of the Company’s management, and are presented as supplementary information. These statements have been subjected to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, in a manner consistent with the condensed interim financial statements taken as a whole.

Rio de Janeiro, April 24, 2013

/s/ PricewaterhouseCoopers	/s/ João César de Oliveira Lima Júnior
PricewaterhouseCoopers	João César de Oliveira Lima Júnior
Auditores Independentes	Contador CRC 1RJ077431/O-8
CRC 2SP000160/O-5 “F” RJ

PricewaterhouseCoopers, Av. José Silva de Azevedo Neto 200, 1o e 2o, Torre Evolution IV, Barra da Tijuca, Rio de Janeiro, RJ, Brasil 22775-056

T: (21) 3232-6112, F: (21) 3232-6113, www.pwc.com/br

PricewaterhouseCoopers, Rua da Candelária 65, 20o, Rio de Janeiro, RJ, Brasil 20091-020, Caixa Postal 949,

T: (21) 3232-6112, F: (21) 2516-6319, www.pwc.com/br

Balance Sheet

In thousands of Brazilian Reais

		(unaudited)
		Consolidated			Parent Company
	Notes	March 31, 2013	December 31, 2012	January 1st, 2012	March 31, 2013	December 31, 2012	January 1st, 2012
			(i)	(i)		(i)	(i)
Assets
Current assets
Cash and cash equivalents	8	12,197,112	11,917,717	6,593,177	546,886	688,434	574,787
Short-term investments	9	1,144,803	505,857	—	250,160	43,428	—
Derivatives at fair value	25	516,209	575,173	1,111,744	435,413	500,293	573,732
Accounts receivable	10	12,400,709	13,884,663	15,888,807	20,610,830	21,838,539	15,808,849
Related parties	30	751,545	786,202	153,738	1,007,764	1,347,488	2,561,308
Inventories	11	10,884,789	10,319,973	9,833,050	3,936,075	3,282,531	3,182,738
Recoverable taxes	13	4,660,873	4,619,901	4,190,141	1,920,974	2,070,618	2,316,532
Advances to suppliers		706,080	523,220	733,382	235,998	241,671	381,768
Others		1,993,030	1,972,360	1,646,824	632,035	574,348	183,394
		45,255,150	45,105,066	40,150,863	29,576,135	30,587,350	25,583,108

Non-current Assets held for sale	12	923,400	934,551	—	—	—	—
		46,178,550	46,039,617	40,150,863	29,576,135	30,587,350	25,583,108
Non-current assets

Related parties	30	819,381	832,571	904,172	873,190	863,990	445,769
Loans and financing agreements to receive		519,173	501,726	399,277	187,862	187,862	158,195
Prepaid expenses		276,862	260,150	426,252	66,600	67,813	16,643
Judicial deposits	18	3,211,454	3,094,977	2,734,599	2,561,511	2,474,077	2,091,492
Deferred income tax and social contribution	20	8,578,269	8,291,074	3,549,328	6,015,256	5,714,932	2,119,056
Recoverable taxes	13	1,311,273	1,342,676	1,097,134	245,911	255,264	201,226
Derivatives at fair value	25	238,725	92,567	112,253	5,567	2,928	96,262
Reinvestment tax incentive		437,464	326,837	428,750	412,625	301,998	428,750
Others		650,682	740,165	668,940	94,656	154,545	371,620
		16,043,283	15,482,743	10,320,705	10,463,178	10,023,409	5,929,013

Investments	14	12,922,619	13,044,460	14,984,038	120,881,720	121,628,958	111,953,695
Intangible assets	15	18,789,840	18,822,027	17,788,581	14,638,276	14,664,435	13,973,730
Property, plant and equipment, net	16	174,850,848	173,454,620	153,854,863	63,561,058	61,231,322	55,503,193
		222,606,590	220,803,850	196,948,187	209,544,232	207,548,124	187,359,631
Total assets		268,785,140	266,843,467	237,099,050	239,120,367	238,135,474	212,942,739

(i) Period adjusted according to note 4.

Balance Sheet

In thousands of Brazilian Reais

(continued)

		(unaudited)
		Consolidated			Parent Company
	Notes	March 31, 2013	December 31, 2012	January 1, 2012	March 31, 2013	December 31, 2012	January 1, 2012
			(i)	(i)		(i)	(i)
Liabilities
Current liabilities
Suppliers and contractors		8,265,281	9,255,150	8,851,220	3,591,633	4,178,494	3,503,577
Payroll and related charges		1,718,216	3,024,651	2,442,255	1,008,935	2,001,090	1,581,782
Derivatives at fair value	25	780,583	709,722	135,697	461,481	558,161	117,470
Current portion of long-term debt	17	6,559,690	7,092,878	2,807,280	5,356,788	5,327,849	891,654
Short-term debt	17	—	—	40,044	—	—	—
Related parties	30	392,309	423,336	42,907	4,196,279	6,433,629	4,959,017
Taxes payable and royalties		548,146	664,387	978,915	253,577	332,955	329,680
Provision for income taxes		1,539,265	1,309,821	955,342	1,071,707	369,658	—
Employee post retirement benefits obligations	21	409,974	421,241	316,061	219,192	219,396	140,508
Railway sub-concession agreement payable		134,594	133,275	123,059	—	—	—
Asset retirement obligations	19	90,339	142,831	136,416	—	—	20,507
Dividends and interest on capital		—	—	2,207,101	—	—	2,207,101
Others		2,198,008	2,164,455	1,650,463	669,929	752,098	400,023
		22,636,405	25,341,747	20,686,760	16,829,521	20,173,330	14,151,319

Liabilities directly associated with assets held for sale	12	356,567	368,378	—	—	—	—
		22,992,972	25,710,125	20,686,760	16,829,521	20,173,330	14,151,319
Non-current liabilities
Derivatives at fair value	25	1,490,151	1,600,656	1,238,542	1,324,841	1,409,568	953,357
Long-term debt	17	53,874,447	54,762,976	40,224,674	26,374,750	26,867,240	18,595,793
Related parties	30	115,743	146,440	170,616	30,623,523	29,362,525	28,654,132
Employee post retirement benefits obligations	21	6,437,478	6,627,195	4,485,687	866,480	745,653	411,766
Provisions for contingencies	18	3,602,782	4,218,193	3,144,740	2,429,611	2,867,052	1,927,686
Deferred income tax and social contribution	20	7,074,106	6,918,372	10,175,546	—	—	—
Asset retirement obligations	19	5,297,540	5,472,452	3,427,294	1,657,444	1,625,324	1,094,824
Stockholders’ Debentures	29	3,715,216	3,378,845	2,495,995	3,715,216	3,378,845	2,495,995
Redeemable noncontrolling interest		986,195	994,776	942,668	—	—	—
Gold stream transaction		3,090,141	—	—	—	—	—
Others		3,590,487	3,901,949	4,617,145	1,877,415	1,839,474	2,373,706
		89,274,286	88,021,854	70,922,907	68,869,280	68,095,681	56,507,259
Total liabilities		112,267,258	113,731,979	91,609,667	85,698,801	88,269,011	70,658,578

Stockholders’ equity	24
Preferred class A stock - 7,200,000,000 no-par-value shares authorized and 2,108,579,618 (in 2012 - 2,108,579,618) issued		29,475,211	29,475,211	29,475,211	29,475,211	29,475,211	29,475,211
Common stock - 3,600,000,000 no-par-value shares authorized and 3,256,724,482 (in 2012 - 3,256,724,482) issued		45,524,789	45,524,789	45,524,789	45,524,789	45,524,789	45,524,789
Mandatorily convertible votes - common shares		—	—	359,649	—	—	359,649
Mandatorily convertible votes - preferred shares		—	—	796,162	—	—	796,162
Treasury stock - 140,857,692 (in 2012 - 140,857,692) preferred and 71,071,482 (in 2012 - 71,071,482) common shares		(7,839,512)	(7,839,512)	(9,918,541)	(7,839,512)	(7,839,512)	(9,918,541)
Results from operations with noncontrolling stockholders		(839,155)	(839,155)	(70,706)	(839,155)	(839,155)	(70,706)
Results in the translation/issuance of shares		49,518	49,518	—	49,518	49,518	—
Unrealized fair value gain (losses)		(4,235,026)	(3,796,910)	(977,441)	(4,235,026)	(3,796,910)	(977,441)
Cumulative translation adjustments		6,485,370	8,692,782	(1,016,711)	6,485,370	8,692,782	(1,016,711)
Retained earnings		84,800,371	78,599,740	78,111,749	84,800,371	78,599,740	78,111,749
Total company stockholders’ equity		153,421,566	149,866,463	142,284,161	153,421,566	149,866,463	142,284,161
Noncontrolling interests		3,096,316	3,245,025	3,205,222	—	—	—
Total stockholders’ equity		156,517,882	153,111,488	145,489,383	153,421,566	149,866,463	142,284,161
Total liabilities and stockholders’ equity		268,785,140	266,843,467	237,099,050	239,120,367	238,135,474	212,942,739

(i) Period adjusted according to note 4.

The accompanying notes are an integral part of these Financial Statements.

Consolidated Statement of Income

In thousands of Brazilian Reais, except as otherwise stated

		Three-month period ended (unaudited)
		Consolidated		Parent Company
	Notes	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
			(i)		(i)
Net operating revenue		21,800,965	20,461,091	13,386,255	11,889,232
Cost of goods solds and services rendered	27	(11,438,127)	(10,916,836)	(4,548,426)	(5,361,841)
Gross profit		10,362,838	9,544,255	8,837,829	6,527,391

Operating (expenses) income
Selling and administrative expenses	27	(746,370)	(934,403)	(385,555)	(558,794)
Research and development expenses	27	(353,682)	(526,557)	(209,691)	(287,705)
Other operating expenses, net	27	(985,419)	(1,191,318)	(473,080)	(517,948)
Equity results from subidiaries		—	—	129,574	2,022,001
		(2,085,471)	(2,652,278)	(938,752)	657,554
Operating profit		8,277,367	6,891,977	7,899,077	7,184,945

Financial income	28	1,278,063	1,480,155	1,150,154	1,124,004
Financial expenses	28	(1,944,066)	(1,275,090)	(1,373,279)	(1,294,142)
Equity results from associates	13	341,539	437,020	341,539	437,020
Income before income tax and social contribution		7,952,903	7,534,062	8,017,491	7,451,827
Income tax and social contribution
Current income tax	20	(2,196,291)	(1,435,730)	(2,071,803)	(1,191,925)
Deferred income tax	20	329,941	510,138	254,943	451,639
		(1,866,350)	(925,592)	(1,816,860)	(740,286)
Net income of the year		6,086,553	6,608,470	6,200,631	6,711,541

Loss attributable to non-controlling interests		(114,078)	(103,071)
Net income attributable to the Company’s stockholders		6,200,631	6,711,541

Earnings per share attributable to the Company’s stockholders:
Basic and diluted earnings per share:
Preferred share and Common (in brazilian reais)		1.20	1.30

(i) Period adjusted according to note 4.

The accompanying notes are an integral part of these Financial Statements.

Statement of Other Comprehensive Income

In thousands of Brazilian Reais

	Three-month period ended (unaudited)
	Consolidated		Parent Company
	March 31, 2013	March 31, 2012 (i)	March 31, 2013	March 31, 2012 (i)
Net income of the period	6,086,553	6,608,470	6,200,631	6,711,541
Other comprehensive income
Cumulative translation adjustments	(2,317,822)	(1,079,672)	(2,225,642)	(1,020,039)

Unrealized loss on available-for-sale investments
Gross balance as of the period	(405,566)	(698)	(405,566)	(698)

Retirement benefit obligations
Gross balance as of the period	71,812	212,309	71,812	212,309
Effect of tax	(6,788)	(62,488)	(6,788)	(62,488)
	65,024	149,821	65,024	149,821

Cash flow hedge
Gross balance as of the period	(89,380)	41,085	(89,380)	41,085
Effect of tax	10,036	(26,898)	10,036	(26,898)
	(79,344)	14,187	(79,344)	14,187
Total comprehensive income of the year	3,348,845	5,692,108	3,555,103	5,854,812

Comprehensive income attributable to noncontrolling interests	(206,257)	(162,704)
Comprehensive income attributable to the Company’s stockholders	3,555,102	5,854,812
	3,348,845	5,692,108

(i) Period adjusted according to note 4.

The accompanying notes are an integral part of these Financial Statements.

Statement of Changes in Equity

In thousands of Brazilian Reais

	Three-month period ended (unaudited)
	Capital	Results in the translation of shares	Mandatorily convertible notes	Revenue reserves	Treasury stock	Unrealized fair value gain (losses)	Gain (loss) from operation with noncontrolling stockholders	Cumulative translation adjustment	Retained earnings	Total Company stockholder’s equity	Noncontrolling stockholders’ interests	Total stockholder’s equity
January 1, 2013	75,000,000	49,518	—	78,451,185	(7,839,512)	(3,796,910)	(839,155)	8,692,782	148,555	149,866,463	3,245,025	153,111,488
Net income of the period	—	—	—	—	—	—	—	—	6,200,631	6,200,631	(114,078)	6,086,553
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	—	7,246	7,246
Cash flow hedge, net of taxes	—	—	—	—	—	(79,344)	—	—	—	(79,344)	—	(79,344)
Unrealized results on valuation at market	—	—	—	—	—	(405,566)	—	—	—	(405,566)	—	(405,566)
Translation adjustments for the period	—	—	—	—	—	(18,230)	—	(2,207,412)	—	(2,225,642)	(92,180)	(2,317,822)
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	—	(475)	(475)
Redeemable noncontrolling stockholders’ interest	—	—	—	—	—	—	—	—	—	—	50,778	50,778
Retirement benefit obligations	—	—	—	—	—	65,024	—	—	—	65,024	—	65,024
March 31, 2013	75,000,000	49,518	—	78,451,185	(7,839,512)	(4,235,026)	(839,155)	6,485,370	6,349,186	153,421,566	3,096,316	156,517,882

January 1, 2012 (i)	75,000,000	—	1,155,811	78,105,988	(9,918,541)	(977,441)	(70,706)	(1,016,710)	5,760	142,284,161	3,205,222	145,489,383
Net income of the period	—	—	—	—	—	—	—	—	6,711,541	6,711,541	(103,071)	6,608,470
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	—	19,896	19,896
Repurchase of convertible notes	—	—	—	—	11	—	—	—	—	11	—	11
Remuneration for mandatorily convertible notes	—	—	(37,319)	—	—	—	—	—	—	(37,319)	—	(37,319)
Retirement benefit obligations	—	—	—	—	—	149,821	—	—	—	149,821	—	149,821
Cash flow hedge, net of taxes	—	—	—	—	—	14,187	—	—	—	14,187	—	14,187
Translation adjustments for the period	—	—	—	—	—	22,227	—	(1,042,266)	—	(1,020,039)	(59,633)	(1,079,672)
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	—	(484)	(484)
Redeemable noncontrolling stockholders’ interest	—	—	—	—	—	—	—	—	—	—	90,196	90,196
Acquisitions and disposal of noncontrolling stockholders	—	—	—	—	—	—	(17,254)	—	—	(17,254)	(115,703)	(132,957)
Unrealized results on valuation at market	—	—	—	—	—	(698)	—	—	—	(698)	—	(698)
March 31, 2012 (i)	75,000,000	—	1,118,492	78,105,988	(9,918,530)	(791,904)	(87,960)	(2,058,976)	6,717,301	148,084,411	3,036,423	151,120,834

(i) Period adjusted according to note 4.

The accompanying notes are an integral part of these Financial Statements.

Consolidated Statement of Cash Flows

In thousands of Brazilian Reais

	Three-month period ended (unaudited)
	Consolidated		Parent Company
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
		(i)		(i)
Cash flow from operating activities:
Net income of the period	6,086,553	6,608,470	6,200,631	6,711,541
Adjustments to reconcile net income to cash from operations
Results of equity investments and associates	(341,539)	(437,020)	(471,113)	(2,459,021)
Realized gains on assets	(483,813)	—	—	—
Depreciation, amortization and depletion	2,093,672	1,797,762	562,986	562,103
Deferred income tax and social contribution	(329,941)	(510,138)	(254,943)	(451,639)
Foreign exchange and indexation (gain) losses, net	(155,385)	(368,323)	(726,993)	(707,467)
Loss on disposal of property, plant and equipment	155,455	81,563	136,526	36,447
Unrealized derivative (gains) losses, net	(25,134)	(194,059)	(119,168)	(221,526)
Dividends / interest on capital received from subsidiaries	—	—	167,163	108,041
Stockholders’ Debentures	336,371	171,560	336,371	171,560
Others	(135,987)	9,874	31,171	173,347
Decrease (increase) in assets:
Accounts receivable from customers	752,268	1,479,640	1,227,706	(123,387)
Inventories	(675,242)	(703,793)	(404,752)	(221,899)
Recoverable taxes	24,645	660,558	158,997	644,375
Others	379,645	(36,329)	(58,393)	(95,847)
Increase (decrease) in liabilities:
Suppliers and contractors	(730,216)	(778,026)	(586,862)	643,840
Payroll and related charges	(1,315,325)	(1,056,185)	(992,155)	(805,871)
Taxes and contributions	(56,223)	(1,003,713)	622,673	(158,874)
Gold stream transaction	2,899,450	—	—	—
Others	(516,548)	(80,517)	(490,985)	127,530
Net cash provided by operating activities	7,962,706	5,641,324	5,338,860	3,933,253

Cash flow from investing activities:
Short-term investments	(638,946)	—	(206,732)	—
Loans and advances	48,981	(65,630)	429,907	(427,441)
Guarantees and deposits	(48,649)	(20,467)	(52,436)	(21,717)
Additions to investments	(367,380)	(373,506)	(1,547,334)	(1,341,411)
Additions to property, plant and equipment	(7,457,122)	(5,236,156)	(3,267,292)	(3,351,345)
Dividends/interest on capital received from Joint controlled entities and associates	441	107,359	—	—
Proceeds from disposals of fixed assets	189,777	—	—	—
Proceeds from Gold stream	1,160,635	—	—	—
Net cash used in investing activities	(7,112,263)	(5,588,400)	(4,643,887)	(5,141,914)

Cash flow from financing activities:
Short-term debt
Additions	—	909,354	12,739	909,354
Repayments	(27,588)	(75,814)	(719,475)	(912,690)
Long-term debt
Additions	258,458	1,815,105	137,430	1,813,321
Repayments	(786,440)	(112,386)	(267,215)	(113,418)
Repayments:
Transactions with noncontrolling stockholders	—	(132,860)	—	—
Net cash provided by (used in) financing activities	(555,570)	2,403,399	(836,521)	1,696,567

Increase (decrease) in cash and cash equivalents	294,873	2,456,323	(141,548)	487,906
Cash and cash equivalents of cash, beginning of the period	11,917,717	6,593,177	688,434	574,787
Effect of exchange rate changes on cash and cash equivalents	(15,478)	(38,694)	—	—
Cash and cash equivalents, end of the period	12,197,112	9,010,806	546,886	1,062,693
Cash paid during the period for:
Short-term interest	—	(2,438)	—	(1,860)
Long-term interest	(873,084)	(582,050)	(579,190)	(396,229)
Income tax and social contribution	(1,640,458)	(1,152,687)	(1,098,704)	(311,766)
Non-cash transactions:
Additions to property, plant and equipment - interest capitalization	(236,931)	(99,185)	(7,594)	(8,892)

(i) Period adjusted according to note 4.

The accompanying notes are an integral part of these Financial Statements.

Consolidated Statement of Added Value

In thousands of Brazilian Reais

	Three-month period ended (unaudited)
	Consolidated		Parent Company
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Generation of added value
Gross revenue
Revenue from products and services	22,331,706	20,095,353	13,682,609	12,185,635
Gain on sale of assets	483,813	—	—	—
Other revenue	804	(138)	—	—
Revenue from the construction of own assets	7,403,687	5,049,100	3,267,292	3,358,303
Allowance for doubtful accounts	(8,307)	2,872	(6,483)	2,089
Less:
Acquisition of products	(568,974)	(760,660)	(131,322)	(413,545)
Outsourced services	(4,104,808)	(3,668,722)	(1,994,519)	(2,413,607)
Materials	(5,222,044)	(4,515,909)	(1,313,895)	(2,587,852)
Oil and gas	(923,245)	(856,836)	(519,998)	(491,090)
Energy	(317,890)	(395,921)	(184,872)	(221,721)
Freight	(1,204,513)	(869,917)	—	—
Other costs and expenses	(2,452,425)	(1,439,018)	(1,016,071)	(1,206,730)
Gross added value	15,417,804	12,640,204	11,782,741	8,211,482

Depreciation, amortization and depletion	(2,093,672)	(1,797,762)	(562,986)	(562,103)
Net added value	13,324,132	10,842,442	11,219,755	7,649,379

Received from third parties
Financial income	504,971	735,419	345,244	425,826
Equity results	341,539	437,020	471,113	2,459,021
Total added value to be distributed	14,170,642	12,014,881	12,036,112	10,534,226

Personnel	1,907,340	2,103,886	831,460	1,132,694
Taxes, rates and contribution	3,139,425	1,846,579	2,618,792	1,353,741
Current income tax	2,196,291	1,435,730	2,071,803	1,191,925
Deferred income tax	(329,941)	(510,138)	(254,943)	(451,639)
Remuneration of debt capital	1,342,121	1,092,369	1,100,060	946,666
Monetary and exchange changes, net	(171,147)	(562,015)	(531,691)	(350,702)
Net income attributable to the Company’s stockholders	6,200,631	6,711,541	6,200,631	6,711,541
Loss attributable to noncontrolling interest	(114,078)	(103,071)	—	—
Distribution of added value	14,170,642	12,014,881	12,036,112	10,534,226

(i) Period adjusted according to note 4.

The accompanying notes are an integral part of these Financial Statements.

Notes to Financial Statements

Expressed in thousands of Brazilian Reais, unless otherwise stated

1.            Operational Context

Vale S.A. (“Vale” or “Parent Company”) is a publicly-listed company with its headquarters at 26 Avenida Graça Aranha, Downtown, Rio de Janeiro, Brazil with shares traded on the stock exchanges of Sao Paulo (“BM&F BOVESPA”), New York (“NYSE”), Paris (“NYSE Euronext”) and Hong Kong (“HKEx”).

The Company and its direct and indirect subsidiaries (“Group”, “Company” or “we”) is principally engaged in the research, production and marketing of iron ore and pellets, nickel, fertilizer, copper, coal, manganese, Ferroalloys, cobalt, platinum group metals and precious metals. The Company also operates in the segments of energy, logistics and steel.

2.                                     Summary of the Main Accounting Practices and Accounting Estimates

a)            Basis of preparation

The consolidated interim financial statements of the Company have been prepared in accordance with the standard IAS 34 - Interim Financial Reporting issued by the International Financial Reporting Standards (“IFRS”), whose counterpart in Brazil is the CPC 21(R1), issued by the Brazilian Accountant Standards Committee (“Comitê de Pronunciamentos Contábeis” or “CPC”) and approved by the Brazilian Securities Exchange Commission (“Comissão de Valores Mobiliários” or “CVM”).

The individual interim financial statements of the Company have been prepared in accordance with accounting practices adopted in Brazil issued by CPC and approved by CVM and are published in conjunction with the consolidated interim financial statements.

In the case of Vale, the accounting practices adopted in Brazil applicable to individual financial statements differ from IFRS applicable to separate financial statements, only for the measurement of investments at equity method in subsidiaries, joint controlled entities and affiliates, as under the rules of IFRS would be the cost or at fair value.

The interim financial statements have been prepared under the historical cost convention adjusted to reflect the fair value of available for sale financial assets, and financial assets and liabilities (including derivative instruments) measured at fair value through the profit or loss.

The financial information of balances and transactions relating to the three-month periods ended March 31, 2013 and March 31, 2012 is unaudited. However, principles, estimates, accounting practices, measurement methods and standards adopted are consistent with those presented in the financial statements of December 31, 2012, except as otherwise disclosed. The interim financial statements were prepared by Vale to update users about relevant information presented in the period and should be read in conjunction with the complete financial statements for the year ended December 31, 2012.

The Company has evaluated subsequent events through April 22, 2013, which is the date of approval by the executive board, the interim financial statements.

b)            Functional currency and presentation currency

Transactions in foreign currencies are translated into the functional currency of the Company, the Brazilian Reais (“R$” or “BRL”), using the rate of exchange prevailing on the date of the transaction or the measurements (or, if not available, the rate of exchange of the first business day following available). Gains and losses resulting from the settlement of such transactions and from the translation at the exchange rate of the end of the period of monetary assets and liabilities in foreign currencies are recognized in the income statement as financial income or expense.

For purposes of presentation in Brazil, the interim financial statements are presented in Brazilian Reais. The exchange rates of the major currencies that impact our operations against the functional currency were:

	Exchange rates used for conversions in Brazilian Reais
	March 31, 2013	December 31, 2012
US dollar - US$	2.0186	2.0435
Canadian dollar - CAD	1.9819	2.0546
Australian dollar - AUD	2.0996	2.1197
Euro - EUR or €	2.5953	2.6954

Translation differences on non-monetary financial assets and liabilities are recognized in income as part of fair value gain or loss. The exchange rate gain or loss of non-monetary financial assets, such as investments in shares classified as available for sale, is included in Comprehensive Income.

3.             Critical Accounting Estimates

The critical accounting estimates are the same as those adopted in preparing the financial statements for the year ended December 31, 2012.

4.             Changes in accounting policies

From January 1, 2013, the Company adopted the revised pronouncement IAS 19 - Employee benefits, correlate with CPC 33 (R1), whose changes eliminate the method of “corridor”; rationalize the changes between the assets and liabilities of plans, recognizing in the income statement the financial cost and the expected return on plan assets and recognizing in comprehensive income the remeasurement of gains and losses, and return on assets (excluding the amount of interest on return of assets recognized in income) and changes the effect of the ceiling of the plan.

Statement of the effects of these adjustments in the comparative periods presented is as follows:

	Consolidated
	December 31, 2012
Financial Position	Original balance without IAS 19 (CPC33R) revised changes	Effect of changes	Balance with IAS 19 (CPC33R) revised changes
Assets
Current
Cash and cash equivalents	11,917,717	—	11,917,717
Other	34,121,900	—	34,121,900
	46,039,617	—	46,039,617

Non-current
Deferred income tax and social contribution	8,134,034	157,040	8,291,074
Other	212,748,003	(235,227)	212,512,776
	220,882,037	(78,187)	220,803,850
Total Asset	266,921,654	(78,187)	266,843,467

Liabilities and Stockholders’ equity
Current
Employee post retirement benefits obligations	421,241	—	421,241
Liabilities directly associated with assets held for sale	326,551	41,827	368,378
Other	24,920,506	—	24,920,506
	25,668,298	41,827	25,710,125
Non-current
Employee post retirement benefits obligations	3,389,962	3,237,233	6,627,195
Deferred income tax and social contribution	7,753,893	(835,521)	6,918,372
Other	74,476,287	—	74,476,287
	85,620,142	2,401,712	88,021,854
Stockholders’ equity
Capital stock	75,000,000	—	75,000,000
Unrealized fair value gain (losses)	(1,126,628)	(2,670,282)	(3,796,910)
Pension plan	—	—	—
Cumulative translation adjustments	8,692,782	—	8,692,782
Unappropriated retained earnings	78,451,184	148,556	78,599,740
Noncontrolling interests	3,245,025	—	3,245,025
Other	(8,629,149)	—	(8,629,149)
	155,633,214	(2,521,726)	153,111,488
Total Liabilities and Stockholders’ equity	266,921,654	(78,187)	266,843,467

	Consolidated
	January 1, 2012
Financial Position	Original balance without IAS 19 (CPC33R) revised changes	Effect of changes	Balance with IAS 19 (CPC33R) revised changes
Assets
Current
Cash and cash equivalents	6,593,177	—	6,593,177
Other	33,557,686	—	33,557,686
	40,150,863	—	40,150,863

Non-current
Deferred income tax and social contribution	3,538,830	10,498	3,549,328
Other	193,398,859	—	193,398,859
	196,937,689	10,498	196,948,187
Total Asset	237,088,552	10,498	237,099,050

Liabilities and Stockholders’ equity
Current
Employee post retirement benefits obligations	316,061	—	316,061
Other	20,370,699	—	20,370,699
	20,686,760	—	20,686,760
Non-current
Employee post retirement benefits obligations	2,845,725	1,639,962	4,485,687
Deferred income tax and social contribution	10,613,773	(438,227)	10,175,546
Other	56,261,674	—	56,261,674
	69,721,172	1,201,735	70,922,907
Stockholders’ equity
Capital stock	75,000,000	—	75,000,000
Unrealized fair value gain (losses)	219,556	(1,196,997)	(977,441)
Pension plan	—	—	—
Cumulative translation adjustments	(1,016,711)	—	(1,016,711)
Unappropriated retained earnings	78,105,989	5,760	78,111,749
Noncontrolling interests	3,205,222	—	3,205,222
Other	(8,833,436)	—	(8,833,436)
	146,680,620	(1,191,237)	145,489,383
Total Liabilities and Stockholders’ equity	237,088,552	10,498	237,099,050

	Consolidated
	Three-month period ended
	March 31, 2012
Statement of income	Original balance without IAS 19 (CPC33R) revised changes	Effect of changes	Balance with IAS 19 (CPC33R) revised changes

Net revenue	20,461,091	—	20,461,091
Cost	(10,919,300)	2,464	(10,916,836)
Gross operating profit	9,541,791	2,464	9,544,255

Operational expenses	(2,652,278)	—	(2,652,278)
Financial expenses	221,389	(16,324)	205,065
Equity results	437,020	—	437,020
Earnings before taxes	7,547,922	(13,860)	7,534,062

Current and deferred Income tax and social contribution, net	(930,593)	5,001	(925,592)
Net income of the year	6,617,329	(8,859)	6,608,470

Loss attributable to noncontrolling interests	(103,071)	—	(103,071)
Net income attributable to stockholders	6,720,400	(8,859)	6,711,541

	Consolidated
	Three-month period ended
	March 31, 2012
Statement of comprehensive income	Original balance without IAS 19 (CPC33R) revised changes	Effect of changes	Balance with IAS 19 (CPC33R) revised changes

Net income of the period	6,617,329	(8,859)	6,608,470
Cumulative translation adjustments	(1,101,899)	22,227	(1,079,672)
	5,515,430	13,368	5,528,798
Unrealized gain (loss) on available-for-sale investments, net	(698)		(698)
Retirement benefit obligations, net	—	149,821	149,821
Cash flow hedge, net	14,187		14,187
Total comprehensive income of the year, net	5,528,919	163,189	5,692,108
Comprehensive income attributable to noncontrolling interests, net	(162,704)	—	(162,704)
Comprehensive income attributable to the Company’s stockholders, net	5,691,623	163,189	5,854,812

	Parent Company
	December 31, 2012
Financial Position	Original balance without IAS 19 (CPC33R) revised changes	Effect of changes	Balance with IAS 19 (CPC33R) revised changes
Assets
Current
Cash and cash equivalents	688,434	—	688,434
Other	29,898,916	—	29,898,916
	30,587,350	—	30,587,350

Non-current
Deferred income tax and social contribution	5,557,892	157,040	5,714,932
Investments	123,871,281	(2,242,323)	121,628,958
Other	80,439,461	(235,227)	80,204,234
	209,868,634	(2,320,510)	207,548,124
Total Asset	240,455,984	(2,320,510)	238,135,474

Liabilities and Stockholders’ equity
Current
Employee post retirement benefits obligations	219,396	—	219,396
Other	19,953,934	—	19,953,934
	20,173,330	—	20,173,330
Non-current
Deferred income tax and social contribution	544,437	201,216	745,653
Other	67,350,028	—	67,350,028
	67,894,465	201,216	68,095,681
Stockholders’ equity
Capital stock	75,000,000	—	75,000,000
Unrealized fair value gain (losses)	(1,126,628)	(2,670,282)	(3,796,910)
Cumulative translation adjustments	8,692,782	—	8,692,782
Unappropriated retained earnings	78,451,184	148,556	78,599,740
Other	(8,629,149)	—	(8,629,149)
Total Liabilities and Stockholders’ equity	240,455,984	(2,320,510)	238,135,474

	Parent Company
	January 1, 2012
Balance Sheet	Original balance without IAS 19 (CPC33R) revised changes	Effect of changes	Balance with IAS 19 (CPC33R) revised changes
Assets
Current
Cash and cash equivalents	574,787	—	574,787
Other	25,008,321	—	25,008,321
	25,583,108	—	25,583,108

Non-current
Deferred income tax and social contribution	2,108,558	10,498	2,119,056
Investment	113,149,994	(1,196,299)	111,953,695
Other	73,286,880	—	73,286,880
	188,545,432	(1,185,801)	187,359,631
Total Asset	214,128,540	(1,185,801)	212,942,739

Liabilities and Stockholders’ equity
Current
Employee post retirement benefits obligations	140,508	—	140,508
Other	14,010,811	—	14,010,811
	14,151,319	—	14,151,319
Non-current
Employee post retirement benefits obligations	406,330	5,436	411,766
Other	56,095,493	—	56,095,493
	56,501,823	5,436	56,507,259
Stockholders’ equity
Capital stock	75,000,000	—	75,000,000
Unrealized fair value gain (losses)	219,556	(1,196,997)	(977,441)
Pension plan	—	—	—
Cumulative translation adjustments	(1,016,711)	—	(1,016,711)
Unappropriated retained earnings	78,105,989	5,760	78,111,749
Noncontrolling interests	—	—	—
Other	(8,833,436)	—	(8,833,436)
	143,475,398	(1,191,237)	142,284,161
Total Liabilities and Stockholders’ equity	214,128,540	(1,185,801)	212,942,739

	Parent Company
	Three-month period ended
	March 31, 2012
Statement of income	Original balance without IAS 19 (CPC33R) revised changes	Effect of changes	Balance with IAS 19 (CPC33R) revised changes

Net revenue	11,889,232	—	11,889,232
Cost	(5,361,841)	—	(5,361,841)
Gross operating profit	6,527,391	—	6,527,391

Operational expenses	(1,364,447)	—	(1,364,447)
Financial expenses	(152,251)	(17,887)	(170,138)
Equity results	2,456,075	2,946	2,459,021
Earnings before taxes	7,466,768	(14,941)	7,451,827

Current and deferred Income tax and social contribution, net	(746,368)	6,082	(740,286)
Net income of the year	6,720,400	(8,859)	6,711,541

	Parent Company
	Three-month period ended
	March 31, 2012
Comprehensive income	Original balance without IAS 19 (CPC33R) revised changes	Effect of changes	Balance with IAS 19 (CPC33R) revised changes

Net income of the period	6,720,400	(8,859)	6,711,541
Cumulative translation adjustments	(1,042,266)	22,227	(1,020,039)
	5,678,134	13,368	5,691,502
Unrealized gain (loss) on available-for-sale investments, net	(698)		(698)
Retirement benefit obligations, net	—	149,821	149,821
Cash flow hedge, net	14,187		14,187
Total comprehensive income of the year, net	5,691,623	163,189	5,854,812

5.             Accounting standards

No standard, interpretation or guidance was issued by IFRS or CPC in the period.

6.             Risk Management

During the period, no significant change in relation to risk management policies disclosed in the financial statements for the year ended December 31, 2012.

7.             Acquisitions

During 2012, Vale concluded the purchase option on additional 24.5% participation in the Belvedere Coal Project owned by Aquila Resources Limited (“Aquila”) in the amount of AUD150 million (equivalent to R$318 million). After the approval of the local government, Vale has paid the total amount of US$338 (equivalent to R$682 million) for 100% of Belvedere.

8.             Cash and Cash Equivalents

	Consolidated		Parent Company
	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012
	(unaudited)		(unaudited)
Cash and bank accounts	3,609,359	2,440,169	28,346	35,878
Short-term investments	8,587,753	9,477,548	518,540	652,556
	12,197,112	11,917,717	546,886	688,434

9.             Short-term investment

	Consolidated		Parent Company
	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012
	(unaudited)		(unaudited)
Short-term investments	1,144,803	505,857	250,160	43,428

10.          Accounts Receivables

	Consolidated		Parent Company
	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012
	(unaudited)		(unaudited)
Denominated in reais “brazilian Reais”	1,842,585	1,733,506	1,928,094	1,518,657
Denominated in other currencies, mainly US$	10,784,639	12,384,371	18,789,620	20,434,308
	12,627,224	14,117,877	20,717,714	21,952,965

Allowance for doubtful accounts	(226,515)	(233,214)	(106,884)	(114,426)
	12,400,709	13,884,663	20,610,830	21,838,539

Accounts receivables related to the steel industry market represent 82.36% and 71.26% of receivables on March 31, 2013, December 31, 2012, respectively.

In March 31, 2013, no individual customer represents over 10% of receivables or revenues.

The loss estimates for credit losses recorded in income as at March 31, 2013 and March 31, 2012 totaled R$4,193 and R$538, respectively. Write offs as at March 31, 2013 and December 31, 2012, totaled R$10,893 and R$33,630, respectively.

11.          Inventory

	Consolidated		Parent Company
	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012
	(unaudited)		(unaudited)
Inventories of Finished products
Bulk Material
Iron ore	2,208,862	1,745,919	2,203,885	1,570,681
Pellets	257,074	195,091	202,492	210,383
Manganese and ferroalloys	192,650	188,056	—	—
Coal	529,065	505,850	—	—
	3,187,651	2,634,916	2,406,377	1,781,064
Base Metals
Nickel and other products	1,431,385	3,870,247	225,658	258,797
Copper	159,637	60,252	83,814	37,075
	1,591,022	3,930,499	309,472	295,872
Fertilizers
Potash	39,639	41,311	—	—
Phosphates	772,249	679,393	—	—
Nitrogen	97,778	42,152	—	—
	909,666	762,856	—	—

Others	45,983	22,969	3,116	3,116
	5,734,322	7,351,240	2,718,965	2,080,052

Finished products	4,909,113	4,574,982	2,718,965	2,080,052
Products in process	825,209	2,776,258	—	—
Inventory of products	5,734,322	7,351,240	2,718,965	2,080,052
Maintenance supplies	5,150,467	2,968,733	1,217,110	1,202,479
Total of Inventories	10,884,789	10,319,973	3,936,075	3,282,531

On March 31, 2013 inventory balances include a provision for adjustment to market value of manganese, copper and coal in the amount of R$6,363, R$0 and R$237,941, (on December 31, 2012 was R$6,363, R$6,151 and R$0), respectively.

	Three-month period ended (unaudited)
	Consolidated		Parent Company
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Inventories of product
Balance on begin of period	7,351,240	7,449,728	2,080,052	2,170,119
Addition	8,149,076	8,632,725	4,430,024	4,658,529
Transfer from maintenance supplies	1,919,842	1,800,252	757,315	882,732
Write-off by sale	(11,438,127)	(10,049,383)	(4,548,426)	(5,361,844)
(write-off) by lower cost or market adjustment	(247,709)	(37,393)	—	(21,095)
Balance on ended of period	5,734,322	7,795,929	2,718,965	2,328,441

	(unaudited)
	Consolidated		Parent Company
	Three-month period ended		Three-month period ended
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Inventories of consumable products
Balance on begin of period	2,968,733	2,383,322	1,202,479	1,012,619
Addition	4,101,576	1,776,596	771,946	929,965
Transfer to use	(1,919,842)	(1,800,252)	(757,315)	(882,732)
Balance on ended of period	5,150,467	2,359,666	1,217,110	1,059,852

12.          Non-current assets and liabilities held for sale

In December 2012, we have signed with Petróleo Brasileiro S.A. (Petrobras) an agreement to sell Araucária, operation for production of nitrogens based fertilizes, located in Araucária, in the Brazilian state of Paraná, for US$234 million (R$478 million). The purchase price will be paid by Petrobras through installments accrued quarterly, adjusted by 100% of the Brazilian Interbank Interest rate (CDI), in amounts equivalent to the royalties due by Vale related to the leasing of potash assets and mining of Taquari-Vassouras and of the Carnalita project.

The completion of the transaction is subject to precedent conditions, including the approval by the Brazilian Administrative Council for Economic Defense agency (“Conselho Administrativo de Defesa Econômica” or “CADE”).

The net assets held for sale are:

	March 31, 2013	December 31, 2012
	(unaudited)
Assets held for sale
Accounts receivable	26,673	29,042
Recoverable taxes	28,397	41,694
Inventories	45,145	40,508
Property, plant and equipment	763,720	794,207
Other	59,465	29,100
Total	923,400	934,551

Liabilities related to assets held for sale
Suppliers	24,225	24,465
Deferred income tax	215,855	224,756
Others	116,487	119,157
Total	356,567	368,378

13.          Recoverable Taxes

	Consolidated		Parent Company
	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012
Income tax	2,448,963	2,371,384	190,460	168,428
Value-added tax	2,229,323	2,090,390	1,090,045	1,056,326
Brazilian Federal Contributions (PIS - COFINS)	1,178,876	1,369,948	798,915	1,013,857
Others	114,984	130,855	87,465	87,271
Total	5,972,146	5,962,577	2,166,885	2,325,882

Current	4,660,873	4,619,901	1,920,974	2,070,618
Non-current	1,311,273	1,342,676	245,911	255,264
Total	5,972,146	5,962,577	2,166,885	2,325,882

14.          Investments

	Three-month period ended (unaudited)
	Consolidated		Parent Company
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Balance on begin of the period	13,044,460	14,984,038	121,628,958	111,953,695
Additions	367,380	378,374	1,547,334	1,351,625
Disposals	(41,084)	—	(58,363)	—
Cumulative translation adjustment	(333,030)	80,422	(2,078,885)	(1,014,198)
Equity	341,539	437,020	471,113	2,459,021
Valuation Adjustment	(399,343)	26,638	(331,795)	62,210
Dividends declared	(57,303)	(90,070)	(296,642)	(315,402)
Balance on ended of the period	12,922,619	15,816,422	120,881,720	114,496,951

Investments   (Continued)

					Investments			Equity results
					As of			Three-month period ended (unaudited)
	Location	Principal activity	% ownership	% voting capital	March 31, 2013	December 31, 2012	January 1, 2012	March 31, 2013	March 31, 2012
					(unaudited)	(i)	(i)		(i)
Subsidiaries and affiliated companies
Direct and indirect subsidiaries
Aços Laminados do Pará S.A.	Brazil	Steel	100.00	100.00	316,396	319,388	266,253	(4,052)	(2,735)
Biopalma da Amazonia S.A. (a)	Brazil	Energy	70.00	70.00	446,268	349,460	442,108	(18,192)	(6,559)
Companhia Portuária da Baía de Sepetiba - CPBS	Brazil	Iron ore	100.00	100.00	221,410	454,413	349,538	30,047	39,864
Compañia Minera Miski Mayo S.A.C (a)	Peru	Fertilizers	40.00	51.00	528,547	528,009	445,944	7,258	18,720
Ferrovia Centro-Atlantica S.A. (a)	Brazil	Logistic	99.99	99.99	2,969,862	2,926,116	2,359,188	(106,922)	(107,326)
Ferrovia Norte Sul S.A.	Brazil	Logistic	100.00	100.00	1,707,791	1,717,056	1,739,854	(9,265)	(12,897)
Mineração Corumbaense Reunida S.A.	Brazil	Iron ore and Manganese	100.00	100.00	1,354,384	1,364,947	1,112,621	(10,563)	(2,688)
Minerações Brasileiras Reunidas S.A. - MBR (b)	Brazil	Iron ore	98.32	98.32	4,474,150	4,538,200	3,791,794	66,060	36,003
Potasio Rio Colorado S.A. (a)	Argentina	Fertilizers	100.00	100.00	6,540,834	6,016,285	2,775,759	(9,274)	(17,561)
Rio Doce Australia Pty Ltd.	Australia	Coal	100.00	100.00	301,058	(35,800)	751,781	(58,701)	(104,557)
Salobo Metais S.A. (a)	Brazil	Copper	100.00	100.00	6,597,060	6,343,192	4,625,199	(29,321)	4,842
Sociedad Contractual Minera Tres Valles (a)	Chile	Copper	90.00	90.00	364,564	459,907	432,494	(18,574)	(20,876)
SRV Reinsurance Company S.A.	Switzerland	Insurance	100.00	100.00	1,231,086	1,247,555	836,802	(1,245)	10,332
Vale International Holdings GMBH (b)	Austria	Holding and research	100.00	100.00	8,029,355	8,192,933	7,849,495	(179,486)	(62,515)
Vale Canada Holdings	Canada	Holding	100.00	100.00	963,273	1,000,138	902,418	(4,178)	691
Vale Canada Limited (b)	Canada	Nickel	100.00	100.00	13,979,739	9,575,352	8,549,915	(201,404)	(368,480)
Vale Colombia Holding Ltd. (f)	Colombia	Coal	100.00	100.00	—	—	1,183,387	—	(6,388)
Vale Fertilizantes S.A. (e)	Brazil	Fertilizers	100.00	100.00	—	—	10,735,382	—	1,462
Vale Fertilizantes S.A. (antiga Mineração Naque S.A.) (a) (b)	Brazil	Fertilizers	100.00	100.00	13,820,883	13,593,079	1,921,229	(68,698)	27,832
Vale International S.A. (b)	Switzerland	Trading and holding	100.00	100.00	28,490,572	34,748,846	38,525,300	1,141,452	2,627,805
Vale Malaysia Minerals	Malaysia	Iron ore	100.00	100.00	1,217,946	1,013,478	294,992	(9,791)	(12,518)
Vale Manganês S.A.	Brazil	Manganese and Ferroalloys	100.00	100.00	581,476	686,604	716,729	(104,858)	(27,396)
Vale Mina do Azul S.A.	Brazil	Manganese	100.00	100.00	204,616	203,100	154,348	16,389	(4,937)
Vale Moçambique	Mozambique	Coal	100.00	100.00	6,179,407	5,886,379	770,948	(356,709)	(60,670)
Vale Shipping Holding Pte. Ltd.	Singapore	Logistic	100.00	100.00	5,247,036	5,117,874	3,944,448	103,683	73,140
VBG Vale BSGR Limited (a)	Guinea	Iron ore	51.00	51.00	821,827	869,341	756,825	(45,409)	(39,949)
VLI Multimodal S.A. (a) (b)	Brazil	Logistic	100.00	100.00	748,504	606,865	206,107	18,322	62,070
Others					621,057	861,781	528,799	(16,995)	(22,708)
					107,959,101	108,584,498	96,969,657	129,574	2,022,001
Direct and indirect affiliates
California Steel Industries, INC	USA	Steel	50.00	50.00	350,348	341,553	301,088	12,639	10,401
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	Brazil	Pellets	50.00	50.00	220,053	218,574	208,497	1,479	12,665
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS (g)	Brazil	Pellets	50.89	51.00	190,304	213,028	214,194	(7,456)	3,487
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO (g)	Brazil	Pellets	50.90	51.00	126,489	130,003	150,329	593	10,239
Companhia Nipo-Brasileira de Pelotização - NIBRASCO (g)	Brazil	Pellets	51.00	51.11	367,371	363,546	372,304	3,825	10,076
CSP- Companhia Siderúrgica do PECEM	Brazil	Steel	50.00	50.00	1,318,522	1,019,920	498,643	(2,778)	(1,833)
Henan Longyu Energy Resources CO., LTD.	China	Coal	25.00	25.00	726,750	697,432	528,929	18,039	31,947
LOG-IN - Logística Intermodal S/A (c)	Brazil	Logistic	31.33	31.33	199,683	192,400	212,085	7,283	(17,614)
Mineração Rio Grande do Norte S.A. - MRN	Brazil	Bauxite	40.00	40.00	244,155	277,384	248,463	3,478	12,406
MRS Logística S.A.	Brazil	Logistic	47.59	46.75	1,223,947	1,196,876	1,027,968	26,219	70,350
Norsk Hydro ASA (d)	Norway	Aluminum	—	—	3,910,289	4,572,223	6,029,045	—	50,087
Norte Energia S.A.	Brazil	Energy	9.00	9.00	299,215	245,631	136,509	(948)	—
Samarco Mineração S.A. (h)	Brazil	Iron ore	50.00	50.00	1,607,865	1,287,854	744,742	319,999	372,910
Teal Minerals Incorporated	Zambia	Copper	50.00	50.00	503,727	515,669	437,134	(5,896)	(2,542)
Tecnored Desenvolvimento Tecnologico S.A. (a)	Brazil	Iron ore	49.21	49.21	86,008	78,936	85,963	(4,489)	(2,851)
Thyssenkrupp CSA Companhia Siderúrgica do Atlântico	Brazil	Steel	26.87	26.87	1,007,483	1,091,633	3,003,275	(13,724)	(64,400)
Zhuhai YPM Pellet Co	China	Pellets	25.00	25.00	48,287	48,313	42,623	381	324
Others					492,123	553,485	742,247	(17,105)	(58,632)
					12,922,619	13,044,460	14,984,038	341,539	437,020
					120,881,720	121,628,958	111,953,695	471,113	2,459,021

(i) Period adjusted according to note 4.

(a) Investment balance includes the values of advances for future capital increase;

(b) Excluded from equity, investment companies already detailed in note;

(c) Market value on March 31, 2013 was R$270 million and on December 31, 2012 was R$246 million;

(d) Avaiable for market;

(e) Incorporated in Vale Fertilizantes S.A. (old Mineração Naque S.A.);

(f) Company sold in June 2012;

(g) Although Vale held a majority of the voting interest of investees accounted for under the equity method, existing veto rights held by noncontrolling shareholders;

(h) Main data of Samarco: Operational Result R$ 748 million, Financial Result R$ 37 million, Depreciation (R$51 million), Income tax (R$ 146) million and Profit or loss R$639 million.

The lock-up period for trading Hydro shares ended in February 28, 2013. From that date on the shares of Hydro could be traded in the market and therefore we start classifying this investment as a financial asset available for sale as of March 31, 2013.

In the period of three-months ended March 31, 2013 and March 31, 2012 we receipt R$441 and R$107,359 as dividend Consolidated and R$167,163 and R$108,041 as dividend of Parent Company.

15 -         Intangible Assets

	Consolidated
	March 31, 2013 (unaudited)			December 31, 2012
	Cost	Amortization	Net	Cost	Amortization	Net
Indefinite useful lifetime

Goodwill	9,285,233	—	9,285,233	9,406,549	—	9,406,549
	9,285,233	—	9,285,233	9,406,549	—	9,406,549

Finite useful lifetime
Concession and subconcession	11,293,858	(3,447,738)	7,846,120	10,981,246	(3,306,941)	7,674,305
Right to use	715,575	(122,273)	593,302	732,416	(112,516)	619,900
Others	2,516,781	(1,451,596)	1,065,185	2,504,260	(1,382,987)	1,121,273
	14,526,214	(5,021,607)	9,504,607	14,217,922	(4,802,444)	9,415,478
Total	23,811,447	(5,021,607)	18,789,840	23,624,471	(4,802,444)	18,822,027

	Parent Company
	March 31, 2013 (unaudited)			December 31, 2012
	Cost	Amortization	Net	Cost	Amortization	Net
Indefinite useful lifetime

Goodwill	9,285,233	—	9,285,233	9,406,549	—	9,406,549
	9,285,233	—	9,285,233	9,406,549	—	9,406,549

Finite useful lifetime
Concession and subconcession	6,650,315	(2,500,975)	4,149,340	6,409,684	(2,414,022)	3,995,662
Right to use	225,616	(84,839)	140,777	222,357	(83,406)	138,951
Others	2,514,522	(1,451,596)	1,062,926	2,504,260	(1,380,987)	1,123,273
	9,390,453	(4,037,410)	5,353,043	9,136,301	(3,878,415)	5,257,886
Total	18,675,686	(4,037,410)	14,638,276	18,542,850	(3,878,415)	14,664,435

The useful life of the concessions and sub-concessions are not change.

The rights of use refers basically to the usufruct contract entered into with non-controlling stockholders to use the Empreendimentos Brasileiros de Mineração S.A. shares (owner of the shares of MBR) and intangible identified in business combination of Vale Canada. The amortization of the right to use will expires in 2037 and Vale Canada’s intangible will end in September 2046.

The table below shows the movement of intangible assets during the period:

	Consolidated
	Three-month period ended (unaudited)
	March 31, 2013					March 31, 2012
	Goodwill	Concessions and Subconcessions	Right to use	Others	Total	Total
Balance at beginning of period	9,406,549	7,673,305	618,900	1,123,273	18,822,027	17,788,581
Addition	—	320,917	—	16,913	337,830	381,113
Write off	—	(4,106)	—	(753)	(4,859)	(595)
Amortization	—	(144,996)	(9,740)	(73,248)	(227,984)	(181,932)
Translation adjustment	(121,316)	—	(15,858)	—	(137,174)	(27,497)
Balance at end of period	9,285,233	7,845,120	593,302	1,066,185	18,789,840	17,959,670

	Parent Company
	Three-month period ended (unaudited)
	March 31, 2013					March 31, 2012
	Goodwill	Concessions and Subconcessions	Right to use	Others	Total	Total
Balance at beginning of period	9,406,549	3,995,662	138,951	1,123,273	14,664,435	13,973,730
Addition	—	248,655	—	16,913	265,568	261,620
Write off	—	(3,825)	—	(753)	(4,578)	(595)
Amortization	—	(91,152)	(1,433)	(73,248)	(165,833)	(139,398)
Translation adjustment	(121,316)	—	—	—	(121,316)	(27,570)
Balance at end of period	9,285,233	4,149,340	137,518	1,066,185	14,638,276	14,067,787

16 -         Property, plant and equipment

	Consolidated
	March 31, 2013 (unaudited)			December 31, 2012
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	1,747,104	—	1,747,104	1,380,514	—	1,380,514
Buildings	16,421,110	(3,534,813)	12,886,297	15,755,033	(3,304,484)	12,450,549
Installations	33,410,229	(9,683,886)	23,726,343	33,349,628	(9,326,286)	24,023,342
Equipment	2,019,943	(1,276,110)	743,833	2,013,578	(1,244,805)	768,773
Mineral assets	45,207,660	(10,002,114)	35,205,546	48,439,597	(9,887,451)	38,552,146
Others	55,380,020	(18,049,740)	37,330,280	54,672,527	(17,523,598)	37,148,929
Construction in progress	63,211,445	—	63,211,445	59,130,367	—	59,130,367
	217,397,511	(42,546,663)	174,850,848	214,741,244	(41,286,624)	173,454,620

	Parent Company
	March 31, 2013 (unaudited)			December 31, 2012
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	1,243,902	—	1,243,902	1,161,681	—	1,161,681
Buildings	6,217,614	(1,361,130)	4,856,484	5,694,835	(1,319,261)	4,375,574
Installations	17,061,213	(4,280,775)	12,780,438	16,427,951	(4,128,008)	12,299,943
Equipment	950,500	(745,589)	204,911	942,314	(723,799)	218,515
Mineral assets	2,872,664	(597,529)	2,275,135	4,401,616	(587,915)	3,813,701
Others	17,671,516	(7,801,417)	9,870,099	16,820,944	(7,532,274)	9,288,670
Construction in progress	32,330,089	—	32,330,089	30,073,238	—	30,073,238
	78,347,498	(14,786,440)	63,561,058	75,522,579	(14,291,257)	61,231,322

In March 2013, the Company suspended the implementation of the Rio Colorado project in Argentina, because the current underlying project parameters are not sufficiently favorable to assure the project meets the Company´s capital allocation and value creation targets. The Company will continue honoring its commitments related to the concessions and reviewing alternatives to enhance the project outcome in order to determine prospects for future project development. Based on an analysis of current expected returns and projected investments, the Company has concluded that no impairment provision is required at this time. This matter continues to be closely monitored by management.

The net property, plant and equipment given in guarantees for judicial claims in March 31, 2013 and December 31, 2012 correspond to R$200,974 and R$196,870 in consolidated and R$165,732 and R$161,338 in the parent company respectively.

17 -         Loans and Financing

a)            Long term debts

	Consolidated
	Current Liabilities		Non-current liabilities
	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012
	(unaudited)		(unaudited)
Long-term contracts abroad
Loans and financing in:
United States dollars	782,889	1,234,900	6,718,290	6,905,692
Others currencies	36,142	28,829	510,012	535,465
Fixed rates:
Notes indexed in United Stated dollars (fixed rates)	250,135	253,220	27,164,300	27,499,381
Euro	—	—	3,894,000	4,043,100
Accrued charges	435,551	661,753	—	—
	1,504,717	2,178,702	38,286,602	38,983,638
Long-term contracts in Brazil
Indexed to TJLP, TR, IGP-M e CDI	409,585	357,899	12,285,706	12,394,565
Basket of currencies	4,108	3,579	19,281	20,808
Loans in United States dollars	330,317	346,420	2,487,265	2,589,501
Non-convertible debentures into shares	4,000,000	4,000,000	795,593	774,464
Accrued charges	310,963	206,278	—	—
	5,054,973	4,914,176	15,587,845	15,779,338
	6,559,690	7,092,878	53,874,447	54,762,976

	Parent Company
	Current Liabilities		Non-current liabilities
	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012
	(unaudited)		(unaudited)
Long-term contracts abroad
Loans and financing in:
United States dollars	324,252	274,843	5,027,783	5,137,180
Fixed rates:
Notes indexed in United Stated dollars (fixed rates)	—	—	3,027,900	3,065,250
Euro	—	—	3,894,000	4,043,100
Accrued charges	56,821	211,677	—	—
	381,073	486,520	11,949,683	12,245,530
Long-term contracts in Brazil
Indexed to TJLP, TR, IGP-M e CDI	354,395	306,065	11,937,802	12,032,209
Loans in United States dollars	330,317	346,420	2,487,265	2,589,501
Non-convertible debentures into shares	4,000,000	4,000,000	—	—
Accrued charges	291,003	188,844	—	—
	4,975,715	4,841,329	14,425,067	14,621,710
	5,356,788	5,327,849	26,374,750	26,867,240

The long-term portion as at March 31, 2013 has maturities as follows:

	Consolidated	Parent Company
2014	2,366,567	2,063,712
2015	2,454,579	1,562,607
2016	3,927,052	1,615,957
2017	4,641,004	1,624,758
2018 onwards	40,485,245	19,507,716
	53,874,447	26,374,750

As at March 31, 2013, the annual interest rates on the long-term debts were as follows:

	Consolidated	Parent Company
Up to 3%	10,362,216	8,206,517
3,1% to 5% (*)	11,220,062	4,612,117
5,1% to 7%	25,224,029	9,178,988
7,1% to 9% (**)	7,849,272	5,126,339
9,1% to 11% (**)	2,212,297	2,022,825
Over 11% (**)	3,565,538	2,584,752
Variable	723	—
	60,434,137	31,731,538

(*) Includes Eurobonds. For this operation we have entered into derivative transactions at a cost of 4.51% per year in US dollars.

(**) Includes non-convertible debentures and other Brazilian Real denominated debt that bears interest at the CDI and Brazilian Government Long-term Interest Rates (“TJLP”), plus spread. For these operations, we have entered into derivative transactions to mitigate our exposure to the floating rate debt denominated in Brazilian Real, totaling US$ 8,482,157 (R$ 17,122,082) of which US$ 8,136,375 (R$ 16,424,087) has an original interest rate above 5.1% per year. The average cost of debts not denominated in U.S. Dollars after derivatives contracting is 2.99% per year.

All the securities issued through our 100% finance subsidiary Vale Overseas Limited, are fully and unconditionally guaranteed by Vale.

b)            Funding and revolving credit lines

During this period, although new lines were not executed, there were some disbursements in Vale’s existing loans.

		Credit line
								Amounts drawn on
Financial Intitution	Contractual Currency	Date of agreement			Available until		Total amount available	March 31, 2013	December 31, 2012
Revolving Credit Lines
Revolving Credit Facility - Vale/ Vale International/ Vale Canada	US$	April 2011			5 years		6,055,800	—	—
Credit Lines
Nippon Export and investment Insurance (“Nexi”)	US$	May 2008	*	(a)	5 years	**	4,037,200	605,580	613,050
Japan Bank for International Cooperation (“JBIC”)	US$	May 2008	*	(b)	5 years	**	6,055,800	—	—
Banco Nacional de Desenvolvimento Econômico Social (“BNDES”)	R$	April 2008	*	(c)	5 years	**	7,300,000	3,581,809	3,581,809
Loans
Export-Import Bank of China e Bank of China Limited	US$	September 2010		(d)	13 years		2,480,456	1,811,694	1,710,410
Export Development Canada (“EDC”)	US$	October 2010		(e)	10 years		2,018,600	1,968,135	1,992,413
Korean Trade Insurance Corporation (“K-Sure”)	US$	August 2011		(f)	12 years		1,066,790	825,607	835,792
Banco Nacional de Desenvolvimento Econômico Social (“BNDES”)
Vale Fertilizantes	R$	November 2009		(g)	9 years		40,154	40,068	40,068
Programa de Sustentação do Investimento 4,50% (“PSI”)	R$	June 2010		(h)	10 years		773,704	703,622	699,860
Vale Fertilizantes	R$	October 2010		(i)	8 years		246,636	224,598	224,598
PSI 5,50%	R$	March 2011		(j)	10 years		102,536	102,357	87,000
CLN 150	R$	September 2012		(k)	10 years		3,882,956	2,108,661	2,108,661
Vale Fertilizantes	R$	October 2012		(l)	6 years		88,635	88,635	88,635
PSI 2,50%	R$	December 2012		(m)	10 years		182,000	—	—

* Memorandum of Understanding (“MOU”) signature date

** The availability for application of projects is 5 years.

(a)

Mining projects, logistics and energy generation. Vale through its subsidiary PT Vale Indonesia Tbk (PTVI) applied and withdrew totally in the amount of US$ 300 million (R$606) for the financing of the construction of the hydroelectric plant of Karebbe, Indonesia.

(b)	Mining projects, logistics and energy generation.
(c)	Credit Lines to finance projects.
(d)	Acquisition of twelve large ore carriers from Chinese shipyards.
(e)	Financing investments in Canada and Canadian exports.
(f)	Acquisition of five large ore carriers and two capesize bulkers from two Korean shipyards. The maturity period is counted from each vessel delivery.
(g)	Gypsum storage in Uberaba plant.
(h)	Acquisition of domestic equipments.
(i)	Expansion of production capacity of phosphoric and sulfuric acids at Uberaba plant (Phase III).
(j)	Acquisition of domestic equipments.
(k)	Capacitação Logística Norte 150 Project (CLN 150).
(l)	Supplemental resources to expand production capacity of phosphoric and sulfuric acids at Uberaba plant (Phase III).
(m)	Acquisition of wagons by VLI Multimodal.

c)             Guarantee

On March 31, 2013, R$ 3,016,709 (US$ 1,494,456 thousand) of the total aggregate outstanding debt was secured by property, plant and equipment and receivables.

d)            Covenants

Our principal covenants require us to maintain certain ratios, such as debt to EBITDA (Earnings before interests taxes, depreciation and amortization) and interest coverage. We have not identified any events of noncompliance as of March 31, 2013.

18 -         Provision for litigation

Vale is a party to labor, civil, tax and other ongoing lawsuits and is discussing these issues both administratively and in court.  When applicable, these lawsuits are supported by judicial deposits, where required. Provisions for losses resulting from these processes are estimated and updated by the Company, supported by the legal advice of the legal board of the Company and by its legal consultants.

	Consolidated
	Three-month period ended
	March 31, 2013					March 31, 2012
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision	Total of litigation provision
Balance at beginning of period	2,039,287	575,227	1,534,142	69,537	4,218,193	3,144,740
Additions	27,524	14,767	109,897	6,675	158,863	181,538
Reversals	(43,956)	(84,296)	(98,725)	(164)	(227,141)	(81,005)
Payments	(448,446)	(1,032)	(10,596)	—	(460,074)	(23,277)
Monetary update	(111,834)	2,942	19,225	2,420	(87,247)	86,832
Transfer to assets held for sale	—	—	188	—	188	—
Balance at end of period	1,462,575	507,608	1,554,131	78,468	3,602,782	3,308,828

	Parent Company
	Three-month period ended (unaudited)
	March 31, 2013					March 31, 2012
Non-current liabilities	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision	Total of litigation provision
Balance at beginning of period	1,213,139	246,983	1,364,178	42,752	2,867,052	1,927,686
Additions	17,447	7,138	64,986	1,569	91,140	158,373
Reversals	(32,525)	(11,989)	(72,219)	(97)	(116,830)	(70,981)
Payments	(444,035)	—	(1,760)	—	(445,795)	(20,362)
Monetary update	17,701	(1,494)	16,160	1,677	34,044	71,475
Balance at end of period	771,727	240,638	1,371,345	45,901	2,429,611	2,066,191

In this quarter, we paid R$443,994 of CFEM. As at March 31, 2013 and December 31, 2012, the total liability in relation to CFEM was R$617,220 and R$1,060,022, respectively.

Judicial deposits are as follows:

	Consolidated		Parent Company
	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012
	(unaudited)		(unaudited)
Tax litigations	944,046	888,609	572,603	549,190
Civil litigations	366,361	350,866	292,661	286,119
Labor litigations	1,889,941	1,844,550	1,686,430	1,629,107
Environmental litigations	11,106	10,952	9,817	9,661
Total	3,211,454	3,094,977	2,561,511	2,474,077

Company is involved in administrative and judicial litigations where the expectation of loss is considered possible, and accordingly, has recorded no provision. These contingent liabilities are classified as follows:

	Consolidated		Parent Company
	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012
	(unaudited)		(unaudited)
Tax litigations	34,242,190	33,701,789	31,018,056	30,675,445
Civil litigations	2,142,481	2,295,914	1,652,378	1,783,647
Labor litigations	3,779,924	3,530,686	3,273,961	3,053,240
Environmental litigations	2,758,329	3,417,055	2,727,541	3,387,977
Total	42,922,924	42,945,444	38,671,936	38,900,309

The most relevant among tax cases classified as possible loss, refers to the process against Vale for the collection of Income Tax and Social Contribution on equity gain on foreign subsidiaries. The restated amount for the process, the added interest and penalties, totaled at March31, 2013 and December 31, 2012, R$31,424,122 and R$31,079,970, respectively.

19 -         Asset retirement obligation

The Company uses substantially the same criteria used in the financial statements of December 31, 2012 to measure the obligations concerning the discontinuation of use of fixed assets. Interest rates on long-term used to discount to present value and update the provision for March 31, 2013 and December 31, 2012 were 5.03% pa.

The change in the provision for asset retirement obligations are as follows:

	Three-month period ended (unaudited)
	Consolidated		Parent Company
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Balance at beginning of period	5,615,283	3,563,730	1,625,324	1,115,331
Increase expense	91,995	60,488	32,120	22,485
Setlement in the current period	(3,126)	(6,941)	—	(4,266)
Revisions in estimated cash flows	(255,384)	62,638	—	(2,627)
Cumulative translation adjustments	(60,889)	(792)	—	—
Balance at end of period	5,387,879	3,679,123	1,657,444	1,130,923

Current	90,339	126,778	—	13,614
Non-current	5,297,540	3,552,345	1,657,444	1,117,309
	5,387,879	3,679,123	1,657,444	1,130,923

20 -         Deferred Income Tax and Social Contribution

We analyze the potential tax impact associated with undistributed earnings of each our subsidiaries and affiliates. For those subsidiaries in which undistributed earnings are intended to be reinvested indefinitely, no deferred tax is recognized. Undistributed earnings of foreign consolidated subsidiaries and affiliates for which no deferred income tax has been recognized for possible future remittances to the parent company totaled R$ 54,906 (US$ 27,200) at March 31, 2013, R$ 54,766 (US$ 26,800) at December 31, 2012. These amounts are considered to be permanently reinvested in the Company’s international business. It is not practicable to determine the amount of the unrecognized deferred tax liability associated with these amounts. If we did determine to repatriate these earnings, there would be methods available to us, each with different tax consequences. There would also be uncertainty as to timing and amount, if any, of foreign tax credits that would be available, as the calculation of the available foreign tax credit is dependent upon the timing of the repatriation and projections of significant future uncertain events. The wide range of potential outcomes that could result due to these factors, among others, makes it impracticable to calculate the amount of tax that hypothetically would be recognized on these earnings if they were repatriated.

The deferred balances were as follows:

	Consolidated
	Three-month period ended (unaudited)
	March 31, 2013			March 31, 2012
	Assets	Liabilities	Total	Assets	Liabilities	Total
Balance beginning of period	8,291,074	6,918,372	1,372,702	3,549,328	10,175,546	(6,626,218)
Net income effect	304,704	(25,237)	329,941	424,972	(85,166)	510,138
Cumulative translation adjustment	(62,890)	(128,802)	(191,692)	(14,441)	(39,639)	25,198
Other comprehensive income	45,381	52,169	(6,788)	(50,667)	11,821	(62,488)
Balance at end of period	8,578,269	7,074,106	1,504,163	3,909,192	10,062,562	(6,153,370)

	Parent Company
	Three-month period ended (unaudited)
	March 31, 2013	March 31, 2012
	Assets	Ativo
Balance at beginning of period	5,714,932	2,119,056
Net income effect	254,943	451,639
Other comprehensive income	45,381	(37,137)
Balance at end of period	6,015,256	2,533,558

There were no changes in tax rates in the countries where we operate. The table below shows the total income tax and social contribution shown in the income:

	Three-month period ended (unaudited)
	Consolidated		Parent Company
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Income before tax and social contribution	7,952,903	7,534,062	8,017,491	7,451,827
Results of equity investments	(341,539)	(437,020)	(471,113)	(2,459,021)
Exchange variation - not taxable	—	(350,450)	—	—
	7,611,364	6,746,592	7,546,378	4,992,806
Income tax and social contribution at statutory rates - 34%	(2,587,864)	(2,293,841)	(2,565,769)	(1,697,554)
Adjustments that affects the basis of taxes:
Income tax benefit from interest on stockholders’ equity	626,936	670,248	626,936	670,248
Tax incentive	259,832	159,496	259,832	159,385
Results of overseas companies taxed by different rates which differs from the parent company rate	160,900	535,759	—	—
Reversal of deferred tax	(63,805)	—	—	—
Others	(262,349)	2,746	(137,859)	127,635
Income tax and social contribution on the profit for the year	(1,866,350)	(925,592)	(1,816,860)	(740,286)

During the period, there were no changes in tax incentives received by the Company.

21.          Employee Benefits Obligations

a)            Retirement Benefits Obligations

In its 2012 financial statements the Company had announced that it expects to contribute R$827 million to its consolidated pension plan and R$286 million to the Parent Company pension plan in 2013. Through March 31, 2013 it had contributed R$154,524 in de Consolidated and R$83,571 in the Parent Company. No significant changes are expected in relation to the disbursement estimated.

	Consolidated
	Three-month period ended (unaudited)
	March 31, 2013			March 31, 2012
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Current service cost	594	65,153	22,768	12	12,918	2,598
Interest on actuarial liabilities	159,069	181,207	50,843	150,742	80,357	18,322
Expected return on assets	(195,436)	(180,324)	—	(228,982)	(68,134)	—
Effect of limit described in paragraph 58 (b) in IAS 19	35,773	—	—	78,228	—	—
Total of net cost	—	66,036	73,611	—	25,141	20,920

	Parent Company
	Three-month period ended (unaudited)
	March 31, 2013			March 31, 2012
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Current service cost	25	26,520	—	16	6,928	1,182
Interest on actuarial liabilities	157,050	91,717	13,986	143,173	73,265	13,101
Expected return on assets	(195,436)	(87,284)	—	(248,538)	(69,208)	—
Effect of limit described in paragraph 58 (b) in IAS 19	38,361	—	—	105,349	—	—
Total of net cost	—	30,953	13,986	—	10,985	14,283

(i) The Company has not recorded in its balance sheet the assets and their counterparts arising from actuarial valuation of plan surplus, because there is no clear how to realize the asset.

	Three-month period ended (unaudited)
	Consolidated		Parent Company
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Operational expenses	120,010	295,392	90,604	189,389
Cost of goods sold	196,898	219,579	152,639	199,179
Total	316,908	514,971	243,243	388,568

c)             Long-Term stock option compensation plan

The terms, assumptions, calculation methods and the accounting treatment applied to the ILP (long-term incentive plan) is the same as presented in the financial statements of December 31, 2012. The total number of shares subject to the plan on March 31, 2013 and March 31, 2012 are 4,543,719 and 4,426,046, the total liability recorded of R$198,426 and R$177,790, respectively.

22 -         Classification of financial instruments

The classification of financial assets and liabilities is shown in the following tables:

	Consolidated
	March 31, 2013 (unaudited)
Financial assets	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Total
Current
Cash and cash equivalents	12,197,112	—	—	12,197,112
Short-term investments	—	1,144,803	—	1,144,803
Derivatives at fair value	—	516,209	—	516,209
Accounts receivable from customers	12,400,709	—	—	12,400,709
Related parties	751,545	—	—	751,545
	25,349,366	1,661,012	—	27,010,378
Non current
Related parties	819,381	—	—	819,381
Loans and financing	519,173	—	—	519,173
Derivatives at fair value	—	238,725	—	238,725
	1,338,554	238,725	—	1,577,279
Total of Assets	26,687,920	1,899,737	—	28,587,657

Financial liabilities
Current
Suppliers and contractors	8,265,281	—	—	8,265,281
Derivatives at fair value	—	734,807	45,776	780,583
Current portion of long-term debt	6,559,690	—	—	6,559,690
Related parties	392,309	—	—	392,309
	15,217,280	734,807	45,776	15,997,863
Non current
Derivatives at fair value	—	1,476,026	14,125	1,490,151
Loans and financing	53,874,447	—	—	53,874,447
Related parties	115,743	—	—	115,743
Debentures	—	3,715,216	—	3,715,216
	53,990,190	5,191,242	14,125	59,195,557
Total of Liabilities	69,207,470	5,926,049	59,901	75,193,420

(a) Non-derivative financial instruments with determinable cash flow.

(b) Financial instruments acquired with the purpose of trading in the short term.

(c) See note 25(a).

	Consolidated
	December 31, 2012
Financial assets	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Total
Current
Cash and cash equivalents	11,917,717	—	—	11,917,717
Short-term investments	—	505,857	—	505,857
Derivatives at fair value	—	543,122	32,051	575,173
Accounts receivable from customers	13,884,663	—	—	13,884,663
Related parties	786,202	—	—	786,202
	26,588,582	1,048,979	32,051	27,669,612
Non current
Related parties	832,571	—	—	832,571
Loans and financing	501,726	—	—	501,726
Derivatives at fair value	—	83,190	9,377	92,567
	1,334,297	83,190	9,377	1,426,864
Total of Assets	27,922,879	1,132,169	41,428	29,096,476

Financial liabilities
Current
Suppliers and contractors	9,255,150	—	—	9,255,150
Derivatives at fair value	—	707,540	2,182	709,722
Current portion of long-term debt	7,092,878	—	—	7,092,878
Related parties	423,336	—	—	423,336
	16,771,364	707,540	2,182	17,481,086
Non current
Derivatives at fair value	—	1,600,656	—	1,600,656
Loans and financing	54,762,976	—	—	54,762,976
Related parties	146,440	—	—	146,440
Debentures	—	3,378,845	—	3,378,845
	54,909,416	4,979,501	—	59,888,917
Total of Liabilities	71,680,780	5,687,041	2,182	77,370,003

(a) Non-derivative financial instruments with determinable cash flow.

(b) Financial instruments acquired with the purpose of trading in the short term.

(c) See note 25(a).

	Parent Company
	March 31, 2013 (unaudited)
Financial assets	Loans and receivables (a)	At fair value through profit or loss (b)	Total
Current
Cash and cash equivalents	546,886	—	546,886
Short-term investments	—	250,160	250,160
Derivatives at fair value	—	435,413	435,413
Accounts receivable from customers	20,610,830	—	20,610,830
Related parties	1,007,764	—	1,007,764
	22,165,480	685,573	22,851,053
Non current
Related parties	873,190	—	873,190
Loans and financing	187,862	—	187,862
Derivatives at fair value	—	5,567	5,567
	1,061,052	5,567	1,066,619
Total of Assets	23,226,532	691,140	23,917,672

Financial liabilities
Current
Suppliers and contractors	3,591,633	—	3,591,633
Derivatives at fair value	—	461,481	461,481
Current portion of long-term debt	5,356,788	—	5,356,788
Related parties	4,196,279	—	4,196,279
	13,144,700	461,481	13,606,181
Non current
Derivatives at fair value	—	1,324,841	1,324,841
Loans and financing	26,374,750	—	26,374,750
Related parties	30,623,523	—	30,623,523
Debentures	—	3,715,216	3,715,216
	56,998,273	5,040,057	62,038,330
Total of Liabilities	70,142,973	5,501,538	75,644,511

(a) Non-derivative financial instruments with determinable cash flow.

(b) Financial instruments acquired with the purpose of trading in the short term.

	Parent Company
	December 31, 2012
Financial assets	Loans and receivables (a)	At fair value through profit or loss (b)	Total
Current
Cash and cash equivalents	688,434	—	688,434
Short-term investments	—	43,428	43,428
Derivatives at fair value	—	500,293	500,293
Accounts receivable from customers	21,838,539	—	21,838,539
Related parties	1,347,488	—	1,347,488
	23,874,461	543,721	24,418,182
Non current
Related parties	863,990	—	863,990
Loans and financing	187,862	—	187,862
Derivatives at fair value	—	2,928	2,928
	1,051,852	2,928	1,054,780
Total of Assets	24,926,313	546,649	25,472,962

Financial liabilities
Current
Suppliers and contractors	4,178,494	—	4,178,494
Derivatives at fair value	—	558,161	558,161
Current portion of long-term debt	5,327,849	—	5,327,849
Related parties	6,433,629	—	6,433,629
	15,939,972	558,161	16,498,133
Non current
Derivatives at fair value	—	1,409,568	1,409,568
Loans and financing	26,867,240	—	26,867,240
Related parties	29,362,525	—	29,362,525
Debentures	—	3,378,845	3,378,845
	56,229,765	4,788,413	61,018,178
Total of Liabilities	72,169,737	5,346,574	77,516,311

(a) Non-derivative financial instruments with determinable cash flow.

(b) Financial instruments acquired with the purpose of trading in the short term.

23 -         Fair Value Estimative

The Company considered the same assumptions and calculation methods presented in the financial statements of December 31, 2012, to measure the fair value of assets and liabilities in the period.

The tables below present the assets and liabilities measured at fair value in the period.

	Consolidated
	March 31, 2013 (unaudited)			December 31, 2012
	Level 1	Level 2	Total (i)	Total (i)
Financial Assets
Current
Derivatives
Derivatives at fair value through profit or loss	4,764	511,445	516,209	543,122
Derivatives designated as hedges	—	—	—	32,051
	4,764	511,445	516,209	575,173
Non-Current
Derivatives
Derivatives at fair value through profit or loss	—	238,725	238,725	83,190
Derivatives designated as hedges	—	—	—	9,377
	—	238,725	238,725	92,567
Total of Assets	4,764	750,170	754,934	667,740

Financial Liabilities
Current
Derivatives
Derivatives at fair value through profit or loss	—	734,807	734,807	707,540
Derivatives designated as hedges	—	45,776	45,776	2,182
	—	780,583	780,583	709,722
Non-Current
Derivatives
Derivatives at fair value through profit or loss	—	1,476,026	1,476,026	1,600,656
Derivatives designated as hedges	—	14,125	14,125	—
Stockholders’ debentures	—	3,715,216	3,715,216	3,378,845
	—	5,205,367	5,205,367	4,979,501
Total of Liabilities	—	5,985,950	5,985,950	5,689,223

(i) No classification according to the level 3.

	Parent Company
	March 31, 2013 (unaudited)		December 31, 2012
	Level 2	Total (i)	Total (i)
Financial Assets
Current
Derivatives
Derivatives at fair value through profit or loss	435,413	435,413	500,293
	435,413	435,413	500,293
Non-Current
Derivatives
Derivatives at fair value through profit or loss	5,567	5,567	2,928
	5,567	5,567	2,928
Total of Assets	440,980	440,980	503,221

Financial Liabilities
Current
Derivatives at fair value through profit or loss	461,481	461,481	558,161
	461,481	461,481	558,161
Non-Current
Derivatives
Derivatives at fair value through profit or loss	1,324,841	1,324,841	1,409,568
Stockholders’ debentures	3,715,216	3,715,216	3,378,845
	5,040,057	5,040,057	4,788,413
Total of Liabilities	5,501,538	5,501,538	5,346,574

(i) No classification according to the level 1 and 3.

Additionally, we measure our loans and debt securities at market value and compared to the carrying amount. The assumptions and calculation methods applied are also the same as those presented in the financial statements of December 31, 2012. The fair values and carrying amounts of non-current loans (net of interest) are shown in the table below:

	Consolidated
	March 31, 2013 (unaudited)
	Balance	Fair value (a)	Level 1	Level 2
Financial liabilities
Loans (long term)(i)	59,687,623	63,811,606	49,668,486	14,143,120
Perpetual notes (ii)	115,686	115,686	—	115,686

(i) Net interest of R$ 746,514

(ii) classified on “Related parties” (Non-current liabilities)

(a) No classification according to the level 3.

	Consolidated
	December 31, 2012
	Balance	Fair value (a)	Level 1	Level 2
Financial liabilities
Loans (long term)(i)	60,987,822	66,872,262	52,756,817	14,115,445
Perpetual notes (ii)	146,441	146,441	—	146,441

(i) Net interest of R$ 868,031

(ii) classified on “Related parties” (Non-current liabilities)

(a) No classification according to the level 3.

	Parent Company
	March 31, 2013 (unaudited)
	Balance	Fair value (a)	Level 1	Level 2
Financial liabilities
Loans (long term)(i)	31,383,714	32,448,353	21,842,681	10,605,672

(i) Net interest of R$ 347,824

(a) No classification according to the level 3.

	Parent Company
	December 31, 2012
	Balance	Fair value (a)	Level 1	Level 2
Financial liabilities
Loans (long term)(i)	31,794,808	33,183,140	18,817,237	14,365,903

(i) Net interest of R$ 400,521

(a) No classification according to the level 3.

24.          Stockholders’ Equity

a)             Capital

At March 31, 2013, the capital stock is R$75,000,000 as of represented below:

	March 31, 2013
	ON	PNA	Total
Stockholders
Valepar S.A.	1,716,435,045	20,340,000	1,736,775,045
Brazilian Government (Golden Share)	—	12	12
Foreign investors - ADRs	678,702,082	719,405,815	1,398,107,897
FMP - FGTS	90,823,374	—	90,823,374
PIBB - BNDES	1,808,117	2,738,536	4,546,653
BNDESPar	206,378,881	67,342,071	273,720,952
Foreign institutional investors in the local market	259,152,676	443,144,046	702,296,722
Institutional investors	176,855,910	356,846,745	533,702,655
Retail investors in the country	55,496,915	357,904,701	413,401,616
Treasure stock in the country	71,071,482	140,857,692	211,929,174
Total	3,256,724,482	2,108,579,618	5,365,304,100

d)     Treasury stocks

As at March 31, 2013, the amount of treasury stocks was R$7,839,512, as of represented bellow:

					Acquisition price (R$)			Market value
Shares (thousands)	December 31, 2012	Addition	Reduction	March 31, 2013	Average	Low(*)	High	March 31, 2013	December 31, 2012
Preferred	140,857,692	—	—	140,857,692	37.50	14.02	47.44	36.77	38.50
Common	71,071,482	—	—	71,071,482	35.98	20.07	54.83	38.27	39.58
Total	211,929,174	—	—	211,929,174

e)             Basic and diluted earnings per share

The basic and diluted earnings per shares were calculated as follows:

	Three-month period ended (unaudited)
	March 31, 2013	March 31, 2012
Net income from continuing operations attributable to the Company’s stockholders	6,200,631	6,711,541
Basic and diluted earnings per share:
Income available to preferred stockholders	2,367,598	2,567,060
Income available to common stockholders	3,833,033	4,144,481
Total	6,200,631	6,711,541

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,974,765
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,188,229
Total	5,153,375	5,162,994

Basic and diluted earnings per share
Basic earnings per preferred share	1.20	1.30
Basic earnings per common share	1.20	1.30

f)             Remuneration of stockholders

On April 16, 2013 (subsequent event) the board of directors approved the payment of the first installment to shareholders in the total amount of R$4,452,750, corresponding to R$0.86404542 per common and preferred share, being R$3,661,150 in the form of interest on capital and R$791,600 as dividends.

25.          Derivatives

a)     Effects of Derivatives on the Balance Sheet

	Consolidated
	Assets
	March 31, 2013 (unaudited)		December 31, 2012
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	430,701	3,495	509,670	2,928
Eurobonds Swap	—	44,735	—	80,262
Pre dollar swap	33,318	2,069	33,439	—
	464,019	50,299	543,109	83,190
Commodities price risk
Nickel:
Fixed price program	4,764	—	—	—
Copper:
Purchased scrap protection program	429	—	13	—
Bunker Oil Hedge	46,997	—	—	—
	52,190	—	13	—
Option SLW (note 28)
Warrants	—	188,426	—	—

Embedded derivatives
Derivatives designated as hedge
Strategic Nickel	—	—	25,950	—
Foreign exchange cash flow hedge	—	—	6,101	9,377
	—	—	32,051	9,377
Total	516,209	238,725	575,173	92,567

	Consolidated
	Liabilites
	March 31, 2013 (unaudited)		December 31, 2012
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	573,846	1,348,093	695,130	1,430,575
Eurobonds Swap	81,773	—	9,008	36,637
Pre dollar swap	—	123,148	—	128,967
	655,619	1,471,241	704,138	1,596,179
Commodities price risk
Nickel:
Fixed price program	—	—	3,166	—
Copper:
Natural gas	—	—	236	4,477
Bunker Oil Hedge	78,780	—	—	—
	78,780	—	3,402	4,477
Embedded derivatives
Gas	408	4,785	—	—
	408	4,785	—	—
Derivatives designated as hedge
Bunker Oil Hedge	29,603	—	2,182	—
Foreign exchange cash flow hedge	16,173	14,125	—	—
	45,776	14,125	2,182	—
Total	780,583	1,490,151	709,722	1,600,656

	Parent Company
	Assets
	March 31, 2013 (unaudited)		December 31, 2012
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	402,095	3,498	466,854	2,928
Pre dollar swap	33,318	2,069	33,439	—
	435,413	5,567	500,293	2,928
Total	435,413	5,567	500,293	2,928

	Parent Company
	Liabilites
	March 31, 2013 (unaudited)		December 31, 2012
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	461,481	1,201,693	558,161	1,280,601
Pre dollar swap	—	—	—	128,967
Floating US$ vs. Pre Dollar swap	—	123,148	—	—
	461,481	1,324,841	558,161	1,409,568
Total	461,481	1,324,841	558,161	1,409,568

b)             Effects of derivatives in the statement of income

	Three-month period ended (unaudited)
	Consolidated		Parent Company
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	289,788	365,104	248,760	251,832
Eurobonds Swap	(77,768)	33,224	—	—
Treasury future	—	15,221	—	—
Pre dollar swap	17,173	21,095	17,173	21,095
	229,193	434,644	265,933	272,927
Commodities price risk
Nickel
Fixed price program	2,975	(8,000)	—	—
Purchased scrap protection program	496	(635)	—	—
Bunker Oil Hedge	(29,711)	—	—	—
	(26,240)	(8,635)	—	—
Option SLW (note 28)
Warrants	(14,028)	—	—	—
	(14,028)	—	—	—
Embedded derivatives
Gas	(513)	—	—	—
	(513)	—	—	—
Derivatives designated as hedge
Strategic Nickel	25,794	92,756	—	—
Foreign exchange cash flow hedge	8,014	305	11,520	—
	33,808	93,061	11,520	—
Total	222,220	519,070	277,453	272,927

Financial income	344,240	527,705	277,453	272,927
Financial (expenses)	(122,020)	(8,635)	—	—
Total	222,220	519,070	277,453	272,927

c)             Effects of derivatives as Cash Flow hedge

	Three-month period ended (unaudited)
	(Inflows)/ Outflows
	Consolidated		Parent Company
	March 31, 2013	March 31, 2012	March 31, 2013	January 1, 2012
Derivatives not designated as hedges
Exchange risk and interest rates
CDI & TJLP vs. US$ fixed and floating rate swap	(167,295)	(229,474)	(137,360)	(44,173)
EuroBonds Swap	9,958	6,628	—	—
Treasury future	—	(5,763)	—	—
Pre dollar swap	(9,405)	(7,222)	(9,405)	(7,222)
	(166,742)	(235,831)	(146,765)	(51,395)
Risk of product prices
Nickel
Fixed price program	4,764	10,536	—	—
Purchased scrap protection program	(94)	392	—	—
Bunker Oil Hedge	(1,172)	(7,047)	—	—
	3,498	3,881	—	—
Derivatives designated as hedges
Strategic Nickel	(25,794)	(92,756)	—	—
Foreign exchange cash flow hedge	(8,048)	(305)	(11,520)	—
	(33,842)	(93,061)	(11,520)	—
Total	(197,086)	(325,011)	(158,285)	(51,395)

Gains (losses) unrealized derivative	25,134	194,059	119,168	221,532

d)             Effects of derivatives designated as hedge

i.              Cash Flow Hedge

The effects of cash flow hedge impact the stockholders’ equity and are presented in the following tables:

	Three-month period ended (unaudited)
	Parent Company				noncontrolling	Consolidated
	Currency	Nickel	Others	Total	stockholders	Total
Fair value measurements	(17,922)	(158)	(27,422)	(45,502)	—	(45,502)
Reclassification to results due to realization	(8,048)	(25,794)	—	(33,842)	—	(33,842)
Net change in March 31, 2013	(25,970)	(25,952)	(27,422)	(79,344)	—	(79,344)

Fair value measurements	93,119	14,128	—	107,247	—	107,247
Reclassification to results due to realization	(305)	(92,755)	—	(93,060)	—	(93,060)
Net change in March 31, 2012	92,814	(78,627)	—	14,187	—	14,187

Additional information about derivatives financial instruments

Value at Risk computation methodology

The Value at Risk of the positions was measured using a delta-Normal parametric approach, which considers that the future distribution of the risk factors - and its correlations - tends to present the same statistic properties verified in the historical data. The value at risk of Vale’s derivatives current positions was estimated considering one business day time horizon and a 95% confidence level.

Contracts subjected to margin calls

Vale has contracts subject to margin calls only for part of nickel trades executed by its wholly-owned subsidiary Vale Canada Ltd. The total cash amount as of March 31, 2013 is not relevant.

Initial Cost of Contracts

The financial derivatives negotiated by Vale and its controlled companies described in this document didn’t have initial costs (initial cash flow) associated.

The following tables show as of March 31, 2013, the derivatives positions for Vale and controlled companies with the following information: notional amount, fair value, value at risk, gains or losses in the period and the fair value for the remaining years of the operations per each group of instruments.

BRL/USD Exchange Rate Adopted in Fair Value Calculation

According with accounting principles, the fair values of derivative instruments originally negotiated in American dollar were transform in BRL values with the objective of publish in the Vale’s official currency using PTAX (sell) published by BACEN to April 01, 2013, that is 2.0186.

Interest Rates and Foreign Exchange Derivative Positions

Protection program for the Real denominated debt indexed to CDI

•                          CDI vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to CDI.

•                          CDI vs. USD floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars (Libor — London Interbank Offered Rate) and receives payments linked to CDI.

											R$ Million
	Notional ($ million)					Average	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2013		December 31, 2012		Index	rate	March 31, 2013	December 31, 2012	March 31, 2013	March 31, 2013	2013	2014	2015	2016 - 2017

CDI vs. fixed rate swap
Receivable	R$	8,184	R$	8,184	CDI	106.33%	8,498	8,399	49
Payable	US$	4,426	US$	4,425	US$+	3.64%	(9,274)	(9,468)	(36)
Net							(776)	(1,069)	13	130	(413)	144	(179)	(328)

CDI vs. floating rate swap
Receivable	R$	428	R$	428	CDI	103.50%	436	443	14
Payable	US$	250	US$	250	Libor +	0.99%	(515)	(525)	(4)
Net							(79)	(82)	10	6	11	27	(117)	—

Type of contracts: OTC Contracts

Protected Item: Debts linked to BRL

The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.

Protection program for the real denominated debt indexed to TJLP

•                  TJLP vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) from TJLP(1) to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to TJLP.

•                  TJLP vs. USD floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with BNDES from TJLP to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars and receives payments linked to TJLP.

											R$ Million
	Notional ($ million)					Average	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2013		December 31, 2012		Index	rate	March 31, 2013	December 31, 2012	March 31, 2013	March 31, 2013	2013	2014	2015	2016-2019

Swap TJLP vs. fixed rate swap
Receivable	R$	3,235	R$	3,268	TJLP +	1.39%	5,158	4,585	1,155
Payable	US$	1,728	US$	1,694	USD +	2.16%	(5,703)	(4,960)	(1,004)
Net							(545)	(375)	151	80	157	38	(58)	(682)

Swap TJLP vs. floating rate swap
Receivable	R$	626	R$	626	TJLP +	0.90%	561	576	3
Payable	US$	356	US$	356	Libor +	-1.15%	(646)	(662)	(2)
Net							(85)	(86)	1	9	38	(47)	7	(83)

Type of contracts: OTC Contracts

Protected Item: Debts linked to BRL

The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.

Protection program for the Real denominated fixed rate debt

•                  BRL fixed rate vs. USD fixed rate swap: In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from loans rate with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) in Brazilian Reais linked to fixed rate to U.S. Dollars linked to fixed. In those swaps, Vale pays fixed rates in U.S. Dollars and receives fixed rates in Reais.

											R$ Million
	Notional ($ million)					Average	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2013		December 31, 2012		Index	rate	March 31, 2013	December 31, 2012	March 31, 2013	March 31, 2013	2013	2014	2015	2016 - 2021

R$ fixed rate vs. US$ fixed rate swap
Receivable	R$	786	R$	795	Fix	4.66%	728	733	22
Payable	US$	437	US$	442	US$-	-1.00%	(818)	(829)	(13)
Net							(90)	(96)	9	11	27	18	(25)	(110)

Type of contracts: OTC Contracts

Protected Item: Debts linked to BRL

(1)  Due to TJLP derivatives market liquidity constraints, some swap trades were done through CDI equivalency.

The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.

Protection program for Euro denominated debt

•                                        EUR fixed rate vs. USD fixed rate swap: In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from debts in Euros linked to fixed rate to U.S. Dollars linked to fixed rate. This trade was used to convert the cash flows of part of debts in Euros, each one with a notional amount of € 750 million, issued in 2010 and 2012 by Vale. Vale receives fixed rates in Euros and pays fixed rates in U.S. Dollars.

											R$ million
	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2013		December 31, 2012		Index	Average rate	March 31, 2013	December 31, 2012	March 31, 2013	March 31, 2013	2014	2015	2016 - 2023

Receivable		€1,000		€1,000	EUR	4.063%	2,896	3,108	73
Payable	US$	1,288	US$	1,288	US$	4.511%	(2,933)	(3,073)	(82)
Net							(37)	35	(9)	34	(82)	(5)	50

Type of contracts: OTC Contracts

Protected Item: Vale’s Debt linked to EUR

The P&L shown in the table above is offset by the hedged items’ P&L due to EUR/USD exchange rate.

Foreign exchange hedging program for disbursements in Canadian dollars

•                                       Canadian Dollar Forward — In order to reduce the cash flow volatility, Vale entered into forward transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in U.S. Dollars and the disbursements denominated in Canadian Dollars.

											R$ million
	Notional ($ million)					Average rate	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2013		December 31, 2012		Buy/ Sell	(CAD/USD)	March 31, 2013	December 31, 2012	March 31, 2013	March 31, 2013	2013	2014	2015	2016
Forward	CAD	1,261	CAD	1,362	B	1.006	(30)	15	—	21	(13)	(11)	(6)	(0)

Type of contracts: OTC Contracts

Hedged Item: part of disbursements in Canadian Dollars

The P&L shown in the table above is offset by the hedged items’ P&L due to CAD/USD exchange rate.

Commodity Derivative Positions

The Company’s cash flow is also exposed to several market risks associated to global commodities price volatilities. To offset these volatilities, Vale contracted the following derivatives transactions:

Nickel Purchase Protection Program

In order to reduce the cash flow volatility and eliminate the mismatch between the pricing of the purchased nickel (concentrate, cathode, sinter and others) and the pricing of the final product sold to our clients, hedging transactions were implemented. The items purchased are raw materials utilized to produce refined Nickel. The trades are usually implemented by the sale of nickel forward or future contracts at LME or over-the-counter operations.

									R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2013	December 31, 2012	Buy/ Sell	(US$/ton)	March 31, 2013	December 31, 2012	March 31, 2013	March 31, 2013	2013

Nickel Futures	180	210	S	17,473	0.3	0	(0.1)	0.1	0.3

Type of contracts: LME Contracts

Protected Item: part of Vale’s revenues linked to Nickel price.

The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.

Nickel Fixed Price Program

In order to maintain the exposure to Nickel price fluctuations, we entered into derivatives to convert to floating prices all contracts with clients that required a fixed price. These trades aim to guarantee that the prices of these operations would be the same of the average prices negotiated in LME in the date the product is delivered to the client. It normally involves buying Nickel forwards (Over-the-Counter) or futures (exchange negotiated). Those operations are usually reverted before the maturity in order to match the settlement dates of the commercial contracts in which the prices are fixed.

									R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2013	December 31, 2012	Buy/ Sell	(US$/ton)	March 31, 2013	December 31, 2012	March 31, 2013	March 31, 2013	2013	2014

Nickel Futures	2,202	—	B	17,329	(3)	—	—	1.5	(3)	(0)

Type of contracts: LME Contracts

Protected Item: part of Vale’s revenues linked to fixed price sales of Nickel.

The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.

Copper Scrap Purchase Protection Program

This program was implemented in order to reduce the cash flow volatility due to the quotation period mismatch between the pricing period of copper scrap purchase and the pricing period of final products sale to the clients, as the copper scrap combined with other raw materials or inputs to produce copper for the final clients. This program usually is implemented by the sale of forwards or futures at LME or Over-the-Counter operations.

									R$ million
	Notional (lbs)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2013	December 31, 2012	Buy/ Sell	(US$/lbs)	March 31, 2013	December 31, 2012	March 31, 2013	March 31, 2013	2013

Forward	1,071,448	937,517	S	3.63	0.4	0.01	0.1	0.1	0.4

Type of contracts: OTC Contracts

Protected Item: of Vale’s revenues linked to Copper price.

The P&L shown in the table above is offset by the protected items’ P&L due to Copper price

Bunker Oil Purchase Protection Program

In order to reduce the impact of bunker oil price fluctuation on Vale’s freight hiring/supply and consequently reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases and zero cost-collars.

									R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2013	December 31, 2012	Buy/ Sell	(US$/mt)	March 31, 2013	December 31, 2012	March 31, 2013	March 31, 2013	2013

Forward	2,175,000	—	B	639	(51)	—	(1)		(51)
Call	1,320,000	—	B	650	51	—	—		51
Put	1,320,000	—	S	598	(30)	—	—		(30)
					(31)	—	(1)	44	(31)

Type of contracts: OTC Contracts

Protected Item: part of Vale’s costs linked to Bunker Oil price.

The P&L shown in the table above is offset by the protected items’ P&L due to Bunker Oil price.

Bunker Oil Purchase Hedging Program

In order to reduce the impact of bunker oil price fluctuation on Vale’s freight hiring/supply and consequently reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases.

									R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2013	December 31, 2012	Buy/ Sell	(US$/mt)	March 31, 2013	December 31, 2012	March 31, 2013	March 31, 2013	2013

Forward	1,395,000	—	B	635	(25)	—	(1.4)	20	(25)

Type of contracts: OTC Contracts

Protected Item: part of Vale’s costs linked to Bunker Oil price.

The P&L shown in the table above is offset by the protected items’ P&L due to Bunker Oil price.

Sell of part of future gold production (subproduct) from Vale

The company has definitive contracts with Silver Wheaton Corp. (SLW), a Canadian company with stocks negotiated in Toronto Stock Exchange and New York Stock Exchange, to sell 25% of gold payable flows produced as a sub product from Salobo copper mine during its life and 70% of gold payable flows produced as a sub product from some nickel mines in Sudbury during 20 years. For this transaction the payment was realized part in cash (US$ 1.9 billion) and part as 10 million of SLW warrants with strike price of US$ 65 and 10 years term, where this last part configures an American call option.

									R$ million
	Notional ($ million)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2013	December 31, 2012	Buy/ Sell	(US$/stock)	March 31, 2013	December 31, 2012	March 31, 2013	March 31, 2013	2023

Call Option	10	—	B	65	188	—	—	10	188

Embedded Derivative Positions

The Company’s cash flow is also exposed to several market risks associated to contracts that contain embedded derivatives or derivative-like features. From Vale’s perspective, it may include, but is not limited to, commercial contracts, procurement contracts, rental contracts, bonds, insurance policies and loans. The following embedded derivatives were observed in March 31, 2013:

Raw material and intermediate products purchase

Nickel concentrate and raw materials purchase agreements, in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

									R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2013	December 31, 2012	Buy/ Sell	(US$/ton)	March 31, 2013	December 31, 2012	March 31, 2013	March 31, 2013	2013

Nickel Forwards	1,676	2,475	S	17,225	(1.7)	2.0	2.8
Copper Forwards	5,502	7,272		7,899	(2.6)	0.9	1.9
Total					4.3	2.9	4.7	3	4.3

Gas purchase for Pelletizing Company in Oman

Our subsidiary Vale Oman Pelletizing Company LLC has a natural gas purchase agreement in which there´s a clause that defines that a premium can be charged if pellet prices trades above a pre-defined level. This clause is considered as an embedded derivative.

									R$ million
	Notional (volume/month)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2013	December 31, 2012	Buy/ Sell	(US$/ton)	March 31, 2013	December 31, 2012	March 31, 2013	March 31, 2013	2013	2014	2015	2016
Call Options	746,667	746,667	S	179.36	(5.2)	(4.7)	—	4	(0.2)	(1.4)	(2.7)	(0.9)

a)              Market yield curves

To build the curves used on the pricing of the derivatives, public data from BM&F, Central Bank of Brazil, London Metals Exchange (LME) and proprietary data from Thomson Reuters and Bloomberg were used. The derivatives prices for March 31, 2013 were calculated using March 28 market data as March 31 was not a business day for these instruments and do not present available market data.

1. Commodities

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	16.540,00	SEP13	16.725,50	MAR14	16.839,72
APR13	16.614,83	OCT13	16.746,17	MAR15	17.031,20
MAY13	16.639,11	NOV13	16.766,14	MAR16	17.203,65
JUN13	16.662,64	DEC13	16.786,64	MAR17	17.312,18
JUL13	16.685,05	JAN14	16.804,25
AUG13	16.705,14	FEB14	16.820,07

Copper

Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	3,41	SEP13	3,43	MAR14	3,46
APR13	3,41	OCT13	3,44	MAR15	3,50
MAY13	3,42	NOV13	3,44	MAR16	3,53
JUN13	3,42	DEC13	3,45	MAR17	3,56
JUL13	3,43	JAN14	3,45
AUG13	3,43	FEB14	3,45

Bunker Oil

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	635,00	SEP13	625,21	MAR14	616,39
APR13	632,99	OCT13	623,58	MAR15	599,05
MAY13	631,16	NOV13	621,90	MAR16	583,32
JUN13	629,93	DEC13	620,44	MAR17	571,31
JUL13	628,17	JAN14	618,94
AUG13	626,79	FEB14	617,43

2. Rates

US$-Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
05/02/13	3,79	07/01/15	2,03	01/02/18	2,85
06/03/13	2,63	10/01/15	2,08	04/02/18	2,93
07/01/13	2,27	01/04/16	2,15	07/02/18	3,00
10/01/13	1,87	04/01/16	2,23	10/01/18	3,06
01/02/14	1,81	07/01/16	2,30	01/02/19	3,15
04/01/14	1,82	10/03/16	2,37	04/01/19	3,23
07/01/14	1,84	01/02/17	2,50	07/01/19	3,30
10/01/14	1,89	04/03/17	2,58	10/01/19	3,39
01/02/15	1,94	07/03/17	2,70	01/02/20	3,45
04/01/15	1,99	10/02/17	2,76	01/04/21	3,70

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
US$1M	0,21	US$6M	0,33	US$11M	0,35
US$2M	0,25	US$7M	0,33	US$12M	0,35
US$3M	0,28	US$8M	0,34	US$2Y	0,42
US$4M	0,31	US$9M	0,34	US$3Y	0,54
US$5M	0,32	US$10M	0,35	US$4Y	0,73

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
05/02/13	5,00	07/01/15	5,00	01/02/18	5,00
06/03/13	5,00	10/01/15	5,00	04/02/18	5,00
07/01/13	5,00	01/04/16	5,00	07/02/18	5,00
10/01/13	5,00	04/01/16	5,00	10/01/18	5,00
01/02/14	5,00	07/01/16	5,00	01/02/19	5,00
04/01/14	5,00	10/03/16	5,00	04/01/19	5,00
07/01/14	5,00	01/02/17	5,00	07/01/19	5,00
10/01/14	5,00	04/03/17	5,00	10/01/19	5,00
01/02/15	5,00	07/03/17	5,00	01/02/20	5,00
04/01/15	5,00	10/02/17	5,00	01/04/21	5,00

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
05/02/13	7,03	07/01/15	8,80	01/02/18	9,60
06/03/13	7,06	10/01/15	8,93	04/02/18	9,64
07/01/13	7,15	01/04/16	9,03	07/02/18	9,68
10/01/13	7,49	04/01/16	9,12	10/01/18	9,71
01/02/14	7,77	07/01/16	9,24	01/02/19	9,74
04/01/14	7,93	10/03/16	9,32	04/01/19	9,77
07/01/14	8,13	01/02/17	9,39	07/01/19	9,80
10/01/14	8,32	04/03/17	9,44	10/01/19	9,83
01/02/15	8,49	07/03/17	9,48	01/02/20	9,86
04/01/15	8,64	10/02/17	9,55	01/04/21	9,99

EUR Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
EUR1M	0,06	EUR6M	0,32	EUR11M	0,40
EUR2M	0,10	EUR7M	0,34	EUR12M	0,41
EUR3M	0,14	EUR8M	0,36	EUR2Y	0,50
EUR4M	0,23	EUR9M	0,38	EUR3Y	0,61
EUR5M	0,28	EUR10M	0,39	EUR4Y	0,76

CAD Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
CAD1M	1,05	CAD6M	1,24	CAD11M	1,27
CAD2M	1,13	CAD7M	1,25	CAD12M	1,28
CAD3M	1,19	CAD8M	1,26	CAD2Y	1,33
CAD4M	1,22	CAD9M	1,26	CAD3Y	1,46
CAD5M	1,23	CAD10M	1,27	CAD4Y	1,60

Currencies - Ending rates

CAD/US$	0,9841	US$/BRL	2,0138	EUR/US$	1,2822

Sensitivity Analysis on Derivatives from Parent Company

We present below the sensitivity analysis for all derivatives outstanding positions as of March 31, 2013 given predefined scenarios for market risk factors behavior. The scenarios were defined as follows:

•                          Fair Value: the fair value of the instruments as at March 28 , 2013;

•                          Scenario I: unfavorable change of 25% - Potential losses considering a stress of 25% in the market risk factors used for MtM calculation that negatively impacts the fair value of Vale’s derivatives positions;

•                          Scenario II: favorable change of 25% - Potential profits considering a stress of 25% in the market curves used for MtM calculation that positively impacts the fair value of Vale’s derivatives positions;

•                          Scenario III: unfavorable change of 50% - Potential losses considering a stress of 50% in the market curves used for MtM calculation that negatively impacts the fair value of Vale’s derivatives positions;

•                          Scenario IV: favorable change of 50% - Potential profits considering a stress of 50% in the market curves used for MtM calculation that positively impacts the fair value of Vale’s derivatives positions;

Sensitivity analysis - Foreign Exchange and Interest Rate Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Protection program for the Real denominated debt indexed to CDI		USD/BRL fluctuation		(2.318)	2.318	(4.637)	4.637
	CDI vs. USD fixed rate swap	USD interest rate inside Brazil variation	(776)	(82)	79	(167)	156
		Brazilian interest rate fluctuation		(19)	18	(40)	34
		USD Libor variation		(1)	1	(2)	2
		USD/BRL fluctuation		(129)	129	(258)	258
		Brazilian interest rate fluctuation	(79)	(1)	0	(1)	1
	CDI vs. USD floating rate swap	USD Libor variation		(0,13)	0,13	(0,27)	0,26
	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

Protection program for the Real denominated debt indexed to TJLP		USD/BRL fluctuation		(1.426)	1.426	(2.851)	2.851
		USD interest rate inside Brazil variation		(115)	109	(237)	212
	TJLP vs. USD fixed rate swap	Brazilian interest rate fluctuation	(545)	(307)	343	(583)	727
		TJLP interest rate fluctuation		(194)	192	(391)	383
		USD Libor variation		0	0	0	0
		USD/BRL fluctuation		(162)	162	(323)	323
		USD interest rate inside Brazil variation		(14)	13	(30)	26
	TJLP vs. USD floating rate swap	Brazilian interest rate fluctuation	(85)	(33)	37	(62)	79
		TJLP interest rate fluctuation		(21)	21	(43)	42
		USD Libor variation		(6)	6	(12)	12
	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

Protection program for the Real denominated fixed rate debt		USD/BRL fluctuation		(204)	204	(409)	409
	BRL fixed rate vs. USD	USD interest rate inside Brazil variation	(90)	(12)	12	(25)	23
		Brazilian interest rate fluctuation		(36)	39	(68)	82
	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

Protection Program for the Euro denominated debt		USD/BRL fluctuation		9	(9)	19	(19)
	EUR fixed rate vs. USD fixed rate swap	EUR/USD fluctuation	(37)	(724)	724	(1.448)	1.448
		EUR Libor variation		(48)	52	(94)	108
		USD Libor variation		(59)	54	(123)	103
	Protected Items - Euro denominated debt	EUR/USD fluctuation	n.a.	724	(724)	1.448	(1.448)

Foreign Exchange hedging program for disbursements in Canadian dollars (CAD)		USD/BRL fluctuation		8	(8)	15	(15)
	CAD Forward	CAD/USD fluctuation	(30)	(624)	624	(1.249)	1.249
		CAD Libor variation		(9)	9	(18)	18
		USD Libor variation		(3)	3	(6)	6
	Protected Items - Disbursement in Canadian dollars	CAD/USD fluctuation	n.a.	624	(624)	1.249	(1.249)

Sensitivity analysis - Commodity Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Nickel purchase protection program		Nickel price fluctuation		(1,5)	1,5	(3,0)	3,0
	Sale of nickel future/forward contracts	Libor USD fluctuation	0,3	0	0	0	0
		USD/BRL fluctuation		(0,1)	0,1	(0,2)	0,2
	Protected Item: Part of Vale’s revenues linked to Nickel price	Nickel price fluctuation	n.a.	1,5	(1,5)	3	(3)

Nickel fixed price program		Nickel price fluctuation		(20)	20	(40)	40
	Purchase of nickel future/forward contracts	Libor USD fluctuation	(3)	(0,017)	0,017	(0,034)	0,034
		USD/BRL fluctuation		(1)	1	(2)	2
	Protected Item: Part of Vale’s nickel revenues from sales with fixed prices	Nickel price fluctuation	n.a.	20	(20)	40	(40)

Copper Scrap Purchase Protection Program		Copper price fluctuation		(1,4)	1,4	(2,8)	2,8
	Sale of copper future/forward contracts	Libor USD fluctuation	0,4	0	0	0	0
		BRL/USD fluctuation		(0,1)	0,1	0,2	(0,2)
	Protected Item: Part of Vale’s revenues linked to Copper price	Copper price fluctuation	n.a.	1,4	(1,4)	3	(3)

Bunker Oil Purchase Protection Program		Bunker Oil price fluctuation		(1.035)	1.053	(2.143)	2.159
	Bunker Oil forward and Options	Libor USD fluctuation	(31)	(1)	1	(2)	2
		USD/BRL fluctuation		(8)	8	(16)	16
	Protected Item: part of Vale’s costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	1.035	(1.053)	2.143	(2.159)

Bunker Oil Hedge Protection Program		Bunker Oil price fluctuation		(441)	441	(882)	882
	Bunker Oil forward	Libor USD fluctuation	(25)	(0,6)	0,6	(1,1)	1,1
		USD/BRL fluctuation		(5)	5	(10)	10
	Protected Item: part of Vale’s costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	441	(441)	882	(882)

Sell of part of future gold production (subproduct) from Vale		SLW stock price fluctuation		(73)	82	(133)	172
	10 million of SLW warrants	Libor USD fluctuation	188	(6)	6	(12)	11
		BRL/USD fluctuation		(47)	47	94	(94)
	Sell of part of future gold production (subproduct) from Vale	SLW stock price fluctuation	n.a.	73	(82)	133	(172)

Sensitivity analysis - Embedded Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Embedded derivatives - Raw material purchase (Nickel)	Embedded derivatives - Raw material purchase	Nickel price fluctuation	(1,7)	(21)	21	(43)	43
		BRL/USD fluctuation		(1)	1	(2)	2

Embedded derivatives - Raw material purchase (Copper)	Embedded derivatives - Raw material purchase	Copper price fluctuation	(2,6)	(30)	30	(60)	60
		BRL/USD fluctuation		(1,5)	1,5	(3,0)	3,0

Embedded derivatives - Gas purchase for Pelletizing Company in Oman	Embedded derivatives - Gas purchase	Pellet price fluctuation	(5,2)	(8)	4	(20)	5
		BRL/USD fluctuation		(1,3)	1,3	(2,6)	2,6

Sensitivity analysis - Debt and Cash Investments	Amounts in R$ million

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Funding	Debt denominated in BRL	No fluctuation	—	—	—	—
Funding	Debt denominated in USD	USD/BRL fluctuation	(9.523)	9.523	(19.047)	19.047
Cash Investments	Cash denominated in BRL	No fluctuation	—	—	—	—
Cash Investments	Cash denominated in USD	USD/BRL fluctuation	(2.891)	2.891	(5.782)	5.782
Cash Investments	Cash denominated in EUR	EUR/BRL fluctuation	(9)	9	(19)	19
Cash Investments	Cash denominated in CAD	CAD/BRL fluctuation	(34)	34	(67)	67
Cash Investments	Cash denominated in GBP	GBP/BRL fluctuation	(3)	3	(5)	5
Cash Investments	Cash denominated in AUD	AUD/BRL fluctuation	(48)	48	(96)	96
Cash Investments	Cash denominated in Other Currencies	Other Currencies fluctuation	(50)	50	(99)	99

Financial counterparties ratings

Derivatives transactions are executed with financial institutions that we consider to have a very good credit quality. The exposure limits to financial institutions are proposed annually for the Executive Risk Committee and approved by the Executive Board. The financial institutions credit risk tracking is performed making use of a credit risk valuation methodology which considers, among other information, published ratings provided by international rating agencies. In the table below, we present the ratings in foreign currency published by Moody’s and S&P agencies for the financial institutions that we had outstanding trades as of March 31, 2013.

Vale’s Counterparty	Moody’s*	S&P*
ANZ Australia and New Zealand Banking	Aa2	AA-
Banco Amazônia SA	—	—
Banco Bradesco*	Baa2	BBB
Banco de Credito del Peru	Baa2	BBB
Banco do Brasil*	Baa2	BBB
Banco do Nordeste*	Baa2	BBB
Banco Safra*	Baa2	BBB-
Banco Santander	Baa2	A-
Banco Votorantim*	Baa2	BBB-
Bank of America	Baa2	A-
Bank of China	A1	A
Bank of Nova Scotia	Aa2	A+
Banpara*	—	—
Barclays	A3	A
BNP Paribas	A2	A+
BTG Pactual*	Baa3	BBB-
Caixa Economica Federal*	Baa2	—
Canadian Imperial Bank	Aa3	A+
Citigroup	Baa2	A-
Credit Agricole	A2	A
Goldman Sachs	A3	A-
HSBC	Aa3	A+
Itau Unibanco*	Baa1	BBB
JP Morgan Chase & Co	A2	A
National Australia Bank NAB	Aa2	AA-
Rabobank	Aa2	AA-
Royal Bank of Canada	Aa3	AA-
Standard Bank	Baa1	BBB
Standard Chartered	A2	A+

* For brazilian Banks we used local long term deposit rating

26 -         Information by Business Segment and Consolidated Revenues by Geographic Area

The information presented to the Executive Board on the performance of each segment is derived from the accounting records adjusted for reallocations between segments.

a)             Results by segment

	Consolidated
	Three-month period ended (unaudited)
	March 31, 2013
	Bulk Materials	Basic Metals	Fertilizers	Logistic	Others	Total
Results
Net revenue	15,605,383	3,674,001	1,438,126	706,393	377,062	21,800,965
Cost and expenses	(6,796,367)	(2,297,650)	(1,273,367)	(735,194)	(327,243)	(11,429,821)
Depreciation, depletion and amortization	(827,313)	(928,935)	(238,172)	(77,959)	(21,398)	(2,093,777)
	7,981,703	447,416	(73,413)	(106,760)	28,421	8,277,367

Financial results	(609,647)	94,045	(15,395)	(35,001)	(100,005)	(666,003)
Equity results from associates	330,258	(5,896)	—	33,502	(16,325)	341,539
Income tax and social contribution	(1,794,283)	(50,358)	3,861	(9,432)	(17,589)	(1,867,801)
Net income of the exercise	5,908,031	485,207	(84,947)	(117,691)	(105,498)	6,085,102

Net income (loss) attributable to non-controlling interests	(47,729)	(56,111)	10,887	—	(21,125)	(114,078)
Income attributable to the company’s stockholders	5,955,760	541,318	(95,834)	(117,691)	(84,373)	6,199,180

Sales classified by geographic area:
America, except United States	367,392	619,691	21,983	—	—	1,009,066
United States of America	6,297	574,476	—	—	50,811	631,584
Europe	2,820,821	1,237,426	66,260	—	20	4,124,527
Middle East/Africa/Oceania	864,993	34,526	14,732	—	295	914,546
Japan	723,373	270,704	—	—	—	994,077
China	8,350,657	499,434	—	—	—	8,850,091
Asia, except Japan and China	1,149,254	430,429	25,724	—	18	1,605,425
Brazil	1,322,596	7,315	1,309,427	706,393	325,918	3,671,649
Net revenue	15,605,383	3,674,001	1,438,126	706,393	377,062	21,800,965

	Consolidated
	Three-month period ended (unaudited)
	March 31, 2012
	Bulk Materials	Basic Metals	Fertilizers	Logistic	Others	Total
Results
Net revenue	15,197,508	3,136,680	1,381,753	593,599	151,551	20,461,091
Cost and expenses	(6,951,174)	(2,570,519)	(1,115,212)	(611,404)	(523,043)	(11,771,352)
Depreciation, depletion and amortization	(819,446)	(662,297)	(198,558)	(114,354)	(3,107)	(1,797,762)
	7,426,888	(96,136)	67,983	(132,159)	(374,599)	6,891,977

Financial results	190,885	9,639	6,141	(16,923)	15,323	205,065
Equity results from associates	439,652	59,951	—	52,709	(115,292)	437,020
Income tax and social contribution	(847,556)	(25,341)	(16,714)	(28,770)	(7,211)	(925,592)
Net income of the exercise	7,209,869	(51,887)	57,410	(125,143)	(481,779)	6,608,470

Net income (loss) attributable to non-controlling interests	(23,891)	(105,258)	31,722	—	(5,644)	(103,071)
Income attributable to the company’s stockholders	7,233,760	53,371	25,688	(125,143)	(476,135)	6,711,541

Sales classified by geographic area:
America, except United States	320,139	444,283	23,802	64,646	19,443	872,313
United States of America	50,304	645,635	39,530	—	959	736,428
Europe	2,404,553	835,732	77,647	—	24,621	3,342,553
Middle East/Africa/Oceania	571,791	90,643	—	—	—	662,434
Japan	2,099,309	262,883	—	—	3,193	2,365,385
China	6,882,220	270,981	—	—	—	7,153,201
Asia, except Japan and China	1,179,367	464,160	29,075	—	3,992	1,676,594
Brazil	1,689,825	122,363	1,211,699	528,953	99,343	3,652,183
Net revenue	15,197,508	3,136,680	1,381,753	593,599	151,551	20,461,091

	March 31, 2013 (unaudited)
	Net revenues	Cost	Expenses	Research and Development	Pre Operating and Idle Capacity	Operating profit	Depreciation, depletion and amortization	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments

Bulk Material
Iron ore (a)	12,236,899	(3,917,983)	(670,672)	(124,342)	(98,850)	7,425,052	(597,818)	6,827,234	80,406,894	3,747,576	203,879
Pellets	2,807,675	(920,073)	—	(5,265)	(71,994)	1,810,343	(78,592)	1,731,751	4,212,818	139,836	2,561,603
Ferroalloys and manganese	233,898	(150,606)	(46,384)	—	—	36,908	(10,109)	26,799	510,706	21,974	—
Coal	422,227	(521,512)	(307,631)	(20,268)	(21,794)	(448,978)	(83,976)	(532,954)	7,733,257	239,718	597,506
Others Ferrous products and services	39,130	(101,536)	47,400	(443)	—	(15,449)	(56,818)	(72,267)	—	—	—
	15,739,829	(5,611,710)	(977,287)	(150,318)	(192,638)	8,807,876	(827,313)	7,980,563	92,863,675	4,149,104	3,362,988
Base Metals
Nickel and other products (b)	3,153,625	(1,729,535)	(98,042)	(92,912)	(380,118)	853,018	(845,371)	7,647	59,776,802	1,686,193	—
Copper (c)	520,376	(395,057)	(55,660)	(25,368)	(4,771)	39,520	(83,564)	(44,044)	9,317,858	367,568	46,428
Aluminum	—	—	—	—	—	—	—	—	—	—	502,631
Others base metals products	—	—	483,813	—	—	483,813	—	483,813	—	—	4,154,279
	3,674,001	(2,124,592)	330,111	(118,280)	(384,889)	1,376,351	(928,935)	447,416	69,094,660	2,053,761	4,703,338
Fertilizers
Potash	101,909	(56,153)	(7,608)	(2,244)	37	35,941	(37,760)	(1,819)	4,592,315	437,485	—
Phosphates	961,846	(761,038)	(112,956)	(6,002)	(26,483)	55,367	(143,626)	(88,259)	15,611,852	149,824	—
Nitrogen	340,243	(287,765)	(1,734)	(3,476)	(3,740)	43,528	(56,652)	(13,124)	—	—	—
Others fertilizers products	34,128	—	(84)	(4,121)	—	29,923	(134)	29,789	672,194	—	—
	1,438,126	(1,104,956)	(122,382)	(15,843)	(30,186)	164,759	(238,172)	(73,413)	20,876,361	587,309	—
General Cargo	571,947	(503,679)	(86,716)	(9,213)	—	(27,661)	(77,959)	(105,620)	6,614,952	409,518	1,423,113

Others	377,062	(236,627)	(30,586)	(60,029)	(1)	49,819	(21,398)	28,421	4,191,040	257,697	3,433,180
	21,800,965	(9,581,564)	(886,860)	(353,683)	(607,714)	10,371,144	(2,093,777)	8,277,367	193,640,688	7,457,389	12,922,619

(a) The cost of Iron ore includes R$1,192,123 of freight.

(b) Includes nickel co-products and by-products (copper, precious metal, cobalt and others).

(c) Includes copper concentrate and does not include the cooper by-product of nickel.

	March 31, 2012 (unaudited)
	Net revenues	Cost	Expenses	Research and Development	Pre Operating and Idle Capacity	Operating profit	Depreciation, depletion and amortization	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments

Bulk Material
Iron ore (a)	11,325,576	(3,711,192)	(612,164)	(211,796)	—	6,790,424	(585,053)	6,205,371	66,359,915	3,764,070	208,545
Pellets	2,907,863	(1,327,870)	—	—	(128,884)	1,451,109	(98,308)	1,352,801	3,858,679	217,589	2,067,363
Ferroalloys and manganese	271,453	(236,709)	(14,321)	(1,705)	—	18,718	(33,117)	(14,399)	634,224	—	—
Coal	692,616	(542,810)	(118,440)	(33,772)	(11,511)	(13,917)	(102,968)	(116,885)	8,391,155	242,264	551,402
	15,197,508	(5,818,581)	(744,925)	(247,273)	(140,395)	8,246,334	(819,446)	7,426,888	79,243,973	4,223,923	2,827,310
Base Metals
Nickel and other products (b)	2,748,204	(1,678,331)	(137,532)	(111,265)	(286,263)	534,813	(612,241)	(77,428)	58,582,441	1,238,240	36,000
Copper (c)	388,476	(288,775)	(5,003)	(57,895)	(5,455)	31,348	(50,056)	(18,708)	8,173,317	527,149	395,123
	3,136,680	(1,967,106)	(142,535)	(169,160)	(291,718)	566,161	(662,297)	(96,136)	66,755,758	1,765,389	6,992,543
Fertilizers
Potash	116,637	(65,523)	(6,313)	(19,540)	—	25,261	(10,843)	14,418	4,065,714	44,864	—
Phosphates	937,936	(653,335)	(27,274)	(5,466)	(44,382)	207,479	(137,136)	70,343	13,363,250	163,753	—
Nitrogen	297,283	(263,399)	(29,980)	—	—	3,904	(50,579)	46,675	1,636,562	15,702	—
Others fertilizers products	29,897	—	—	—	—	29,897	—	29,897	672,234	2,243	—
	1,381,753	(982,257)	(63,567)	(25,006)	(44,382)	266,541	(198,558)	67,983	19,737,760	226,562	—

General Cargo	593,599	(514,156)	(95,564)	(1,684)	—	(17,805)	(114,354)	(132,159)	5,426,762.0	148,050	1,292,892

Others	151,551	(89,577)	(350,034)	(83,432)	—	(371,492)	(3,107)	(374,599)	3,884,337	278,156	4,703,677
	20,461,091	(9,371,677)	(1,396,625)	(526,555)	(476,495)	8,689,739	(1,797,762)	6,891,977	175,048,590	6,642,080	15,816,422

(a) The cost of Iron ore includes R$ 844,257 of freight.

(b) Includes nickel co-products and by-products (copper, precious metal, cobalt and others).

(c) Includes copper concentrate and does not include the cooper by-product of nickel.

27 -                          Cost of Goods Sold and Services Rendered, and Sales and Administrative Expenses by Nature, Other Operational Expenses (Income), net

The costs of goods sold and services rendered

	Three-month period ended (unaudited)
	Consolidated		Parent Company
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Personnel	1,573,707	1,472,385	638,326	685,393
Material	1,919,842	1,800,252	757,315	882,732
Fuel oil and gas	923,245	856,836	519,998	491,090
Outsourcing services	1,733,830	1,944,091	935,510	1,304,927
Energy	317,890	385,884	184,872	216,217
Acquisition of products	568,974	760,660	131,322	413,545
Depreciation and depletion	1,856,561	1,545,160	464,790	486,412
Freight	1,204,513	869,917	—	—
Royalties	225,122	233,564	210,496	230,131
Others	1,114,443	1,048,087	705,797	651,394
Total	11,438,127	10,916,836	4,548,426	5,361,841

Selling and administrative expenses

	Three-month period ended (unaudited)
	Consolidated		Parent Company
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Personnel	305,267	356,712	190,519	247,183
Services (consulting, infrastructure and others)	143,976	193,285	78,168	101,189
Advertising and publicity	14,893	19,086	11,476	14,330
Depreciation and amortization	108,808	97,982	86,320	75,690
Travel expenses	10,604	32,866	5,322	19,178
Taxes and rents	17,463	14,177	6,627	7,537
Others	68,329	129,285	640	42,444
Sales	77,030	91,010	6,483	51,243
Total	746,370	934,403	385,555	558,794

Others operational expenses (incomes), net, including research and development

	Three-month period ended (unaudited)
	Consolidated		Parent Company
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Provision for loss with taxes credits (ICMS)	29,056	32,402	25,714	32,402
Provision for variable remuneration	120,010	295,392	90,604	189,389
Provision for disposal of materials/inventories	279,496	37,124	45,991	25,954
Pre operational, plant stoppages and idle capacity	748,892	564,128	244,702	120,136
Research and development	353,682	526,557	209,691	287,705
Goldstream transaction	(483,813)	—	—	—
Others	292,580	262,272	66,069	150,067
Total	1,339,101	1,717,875	682,771	805,653

28 -                          Financial result

The financial results, by nature, are as follows:

	Three-month period ended (unaudited)
	Consolidated		Parent Company
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Financial expenses
Interest	(666,396)	(598,237)	(652,346)	(558,503)
Labor, tax and civil contingencies	(34,310)	(61,840)	(27,545)	(61,040)
Derivatives	(142,260)	(8,635)	(16,734)	—
Monetary and exchange rate variation (a)	(601,945)	(182,721)	(273,219)	(347,476)
Stockholders’ debentures	(340,692)	(184,147)	(340,692)	(184,147)
Financial taxes	(3,571)	(32,412)	(2,792)	(30,770)
Others	(154,892)	(207,098)	(59,951)	(112,206)
	(1,944,066)	(1,275,090)	(1,373,279)	(1,294,142)
Financial income
Related parties	—	27	—	27
Short-term investments	30,489	49,309	16,770	32,476
Derivatives	364,480	527,705	294,187	272,927
Monetary and exchange rate variation (b)	773,092	744,736	804,910	698,178
Others	110,002	158,378	34,287	120,396
	1,278,063	1,480,155	1,150,154	1,124,004
Financial results, net	(666,003)	205,065	(223,125)	(170,138)

Summary of Monetary and exchange rate
Cash and cash equivalents	—	57,501	—	—
Loans and financing	623,317	687,114	296,982	84,971
Related parties	6,992	(18,514)	294,736	100,171
Others	(459,162)	(164,086)	(60,027)	165,560
Net (a + b)	171,147	562,015	531,691	350,702

28.                              Gold stream transaction

In February 2013, the Company entered into a gold stream transaction with Silver Wheaton Corp. (“SLW”) to sell 25% of the gold extracted during the life of the mine as a byproduct of the Salobo copper mine and 70% of the gold extracted during the next 20 years as a byproduct of the Sudbury nickel mines.

We received up-front cash proceeds of US$1.9 billion (approximate R$3.8 billion), plus ten million warrants of SLW with exercise price of US$65 exercisable in the next ten years, which fair value is US$ 100 (approximate R$199 billion). The amount of US$1,330 (approximate R$2.64 billion) was received for the Salobo transaction and US$ 570 (approximate R$1,133million) plus the ten million warrants of SLW were received for the Sudbury transaction.

In addition, as the gold is delivered to SLW, Vale will receive a payment equal to the lesser of:  a) US$400 per ounce of refined gold delivered, subject to an annual increase of 1% per year commencing on January 1, 2016 and each January 1st thereafter; and b) the reference market price on the date of delivery.

This transaction was bifurcated into two identifiable components of the transaction being: (i) the sale of the mineral rights for US$ 337 and, (ii) the services for gold extraction on the portion in which Vale operates as an agent for SLW gold extraction.

The result of the sale of the mineral rights, was estimated in the amount of US$244 (approximate R$492 million) and was recognized in the income statement under Other operating expenses, net, while the portion related to the provision of future services for gold extraction in the three month ended March 31, 2013, was estimated at US$1,419 (approximate R$2,864 million) and is recorded as deferred revenue (liability) and will be recognized in the statement of income as the service is rendered and the gold extracted.

The deferred revenue will be recognized in the future based on the units of gold extracted compared to the total reserve of proven and probable gold reserves negotiated with SLW.

Defining the gain on sale of mineral interest and the deferred revenue portion of the transaction requires the use of critical accounting estimates as follow:

• Discount rates used to measure the present value of future inflows and outflows;

• Allocation of costs between the core products (copper and nickel) and gold based on relative prices;

• Expected margin for the independent elements (sale of mineral rights and service for gold extraction) based on our best estimative.

Changes in the assumptions above could significantly change the initial gain recognition.

29.                              Commitments

a)             Nickel project — New Caledonia

In regards to the construction and installation of our nickel plant in New Caledonia, we have provided guarantees in respect of our financing arrangements which are outlined below. In connection with the Girardin Act tax - advantaged lease financing arrangement sponsored by the French government, we provided guarantees to BNP Paribas for the benefit of the tax investors regarding certain payments due from Vale Nouvelle-Calédonie S.A.S. (“VNC”), associated with the Girardin Act lease financing.  Consistent with our commitments, the assets were substantially complete as of December 31, 2012. We also committed that assets associated with the Girardin Act lease financing would operate for a five year period from then on and meet specified production criteria which remains consistent with our current plans. We believe the likelihood of the guarantee being called upon is remote.

In October 2012, we entered into an agreement with Sumic, a stockholder in VNC, whereby Sumic agreed to a dilution in their interest in VNC from 21% to 14.5%. Sumic originally had a put option to sell to us the shares they own in VNC if the defined cost of the initial nickel project, as measured by funding provided to VNC, in natural currencies and converted to U.S. dollars at specified rates of exchange, exceeded US$4.6 billion (R$9.3 billion) and an agreement could not be reached on how to proceed with the project. On May 27, 2010 the threshold was reached and the put option discussion and decision period was extended. As a result of the October 2012 agreement, the trigger on the put option has been changed from a cost threshold to a production threshold. The put option has been deferred to the first quarter of 2015 which is the earliest that it can be exercised.

b)             Nickel Plant — Indonesia

During 2012, our subsidiary PT Vale Indonesia Tbk ( PTVI), a public company in Indonesia, submitted its strategic growth plan to the local government as part of the process for the renewing its license for the Contract of Work (CoW). During the process, the government identified the following points for renegotiation: (1) size of the CoW area; (2) term and form of CoW extension; (3) financial obligations (royalties and taxes); (4) domestic processing and refining; (5) mandatory divestment; and (6) priority use of domestic goods and services.  Until the renegotiation process is complete, PTVI is unable to fully determine to what extent the CoW will be affected.  The operations of PTVI and the implementation of the growth strategy are partially dependent on the result of the renegotiation of the CoW.

c)              Nickel Plant - Canada

On March 28, 2013, Vale Canada, Vale Newfoundland & Labrador Limited and the Province of Newfoundland and Labrador entered into a Fifth Amendment to the Voisey’s Bay Development Agreement, which governs the development and operation of the Voisey’s Bay project.  Under the amendment, the Company has obtained additional time to complete the construction of the Long Harbour Processing Plant and reaffirmed its commitment to construct an underground mine at Voisey’s Bay, subject to certain terms and conditions.   To maintain operational continuity at the Voisey’s Bay mine pending the completion of the construction and ramp-up of the Long Harbour Processing Plant, the Province has agreed to exempt an additional 84,000 tonnes of nickel-in-concentrate from the requirement to complete primary processing in the province, over and above the previous 440,000 limit.  These exports may take place between 2013 and 2015.   Additionally, during this period, if Vale Canada imports up to 15,000 tonnes of nickel-in-matte for early stage processing at the Long Harbour Processing Plant, then Vale Canada may be permitted a further exemption from the primary processing requirements, on a tonne-for-tonne basis.   Vale has agreed to make certain payments to the Government in relation to the additional exemption utilized each year.  In addition, Vale will build up a contingent liability, secured by letters of credit and other security, based on the additional exemption utilized in each year, which may become due and payable in the event that certain commitments in relation to the construction of the underground mine are delayed or not met.

In the course of our operations we have provided letters of credit and guarantees in the amount of R$1.7 billion (US$822 million) that are associated with items such as environment reclamation, asset retirement obligation commitments, insurance, electricity commitments, post-retirement benefits, community service commitments and import and export duties.

d)             Participative Debentures

During the period, there was no issuance of new debentures, or any change in the par value or the indicators affecting debentures issued.

On March 31, 2013 and December 31, 2012 the value of the debentures at fair value totaled R$3,715,216 e R$3,378,845, respectively. The Company paid on April 2013 (subsequent event) the amount of R$13,171 as semi-annual compensation.

e)              Operating lease

The contractual basis of signed leases has not changed in the period.

f)               Concession Contracts and Sub-concession

The contractual basis and deadlines for completion of concessions rail and port terminals are unchanged in the period.

g)             Guarantee issued to affiliates

The Company provided corporate guarantees, within the limits of its participation, a line of credit acquired by associate North Energy from BNDES, Caixa Economica Federal and Banco BTG Pactual. On 31 March 2013 the amount guaranteed by Vale was R$ 470,682.

30 -                          Related parties

The bases of transactions with relational remain the same as those disclosed in the financial statements of December 31, 2012. The balances of related party transactions and their effects on the financial statements may be identified as follows:

	Consolidated
	March 31, 2013 (unaudited)				December 31, 2012
	Assets		Liabilities		Assets		Liabilities
	Customers	Related parties	Suppliers	Related parties	Customers	Related parties	Suppliers	Related parties
Baovale Mineração S.A.	10,042	17,835	67,943	—	9,982	17,835	56,798	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	63	—	8,741	68,559	—	—	125	67,463
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	3,208	15,538	3,227	—	3,482	268	20,930	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	1,263	4,106	1,747	—	736	—	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	652	—	10,942	323,100	3,642	—	1,194	355,867
Minas da Serra Geral S.A.	21,564	2	19,721	—	63	447	16,135	—
Mineração Rio do Norte S.A.	209	38,749	16	—	11	10	—	—
Mitsui Co.	8,559	—	46,197	—	43,974	—	93,269	—
MRS Logistica S.A.	16,362	67,449	51,012	—	17,470	68,381	81,347	—
Norsk Hydro ASA	—	794,531	—	116,387	—	827,069	—	146,440
Samarco Mineração S.A.	50,698	369,000	—	—	67,669	369,446	—	—
Others	37,732	263,716	10,597	6	125,694	335,317	22,688	6
Total	150,352	1,570,926	220,143	508,052	272,723	1,618,773	292,486	569,776

Current	150,352	751,545	220,143	392,309	272,723	786,202	292,486	423,336
Non-current	—	819,381	—	115,743	—	832,571	—	146,440
Total	150,352	1,570,926	220,143	508,052	272,723	1,618,773	292,486	569,776

	Parent Company
	March 31, 2013 (unaudited)				December 31, 2012
	Assets		Liabilities		Assets		Liabilities
	Customers	Related parties	Suppliers	Related parties	Customers	Related parties	Suppliers	Related parties
Baovale Mineração S.A.	10,042	17,835	67,943	—	9,982	17,835	56,798	—
Biopalma da Amazônia	—	690,319	—	—	—	691,803	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	64	—	8,741	—	—	—	125	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	3,170	15,538	3,227	—	3,444	268	20,930	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	1,263	4,106	1,747	—	736	—	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	652	—	10,942	21,201	3,642	—	1,194	21,201
Companhia Portuária Baía de Sepetiba - CPBS	2,088	263,261	240,727	—	807	—	256,110	—
Ferrovia Centro - Atlântica S.A.	—	22,728	16,072	6	4,724	22,728	11,024	6
Minerações Brasileiras Reunidas S.A. - MBR	7,255	110,583	231,601	—	5,361	186,072	244,290	—
Mineracao Corumbaense Reunida S.A.	153,150	894	—	—	148,124	—	—	—
Mineração Rio do Norte S.A.	480	38,749	2	—	323	10	12	—
Mitsui Co.	—	—	46,197	—	—	—	93,269	—
MRS Logistica S.A.	16,091	27,611	62,389	—	14,427	27,806	92,377	—
Samarco Mineração S.A.	50,698	369,000	—	—	67,669	369,446	—	—
Salobo Metais S.A.	25,541	—	—	—	20,401	—	1,832	—
Vale International S.A.	18,997,147	89,126	1,136	34,494,300	20,748,674	486,328	1,147	35,764,129
Vale Manganês S.A.	16,221	120	—	—	11,635	—	—	—
Vale Mina do Azul	92,209	14,873	—	—	87,250	394	—	—
Vale Operações Ferroviarias	506,614	—	31,393	293,600	110,942	—	21,509	—
Vale Potassio Nordeste	47,413	—	41,135	—	49,469	29	41,135	—
Others	151,675	216,211	86,127	10,695	154,083	408,759	129,213	10,818
Total	20,081,773	1,880,954	849,379	34,819,802	21,441,693	2,211,478	970,965	35,796,154

Current	20,081,773	1,007,764	849,379	4,196,279	21,441,693	1,347,488	970,965	6,433,629
Non-current	—	873,190	—	30,623,523	—	863,990	—	29,362,525
Total	20,081,773	1,880,954	849,379	34,819,802	21,441,693	2,211,478	970,965	35,796,154

	Consolidated (unaudited)
	Income		Cost/ expense		Financial Income (expense)
	Three-month period ended		Three-month period ended		Three-month period ended
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Baovale Mineração S.A.	—	—	11,145	10,368	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	267	8,558	90,864	—	7
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	263,204	1,714	190,568	(1)	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	—	7,847	12,919	—	9
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	9,757	34,069	—	11
Log-in S.A.	—	34	1,859	—	—	—
Mineração Rio do Norte S.A.	22	17	—	—	—	—
Mitsui & Co Ltd	54,320	—	46,197	17,561	—	—
MRS Logistica S.A.	5,004	7,095	288,728	318,712	—	—
Samarco Mineração S.A.	156,887	170,967	—	—	—	(60)
Others	78,255	4,563	61,461	7,697	8,431	(11,873)
Total	294,488	446,147	437,266	682,758	8,430	(11,906)

	Parent Company (unaudited)
	Income		Cost/ expense		Financial Income (expense)
	Three-month period ended		Three-month period ended		Three-month period ended
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Baovale Mineração S.A.	—	—	11,145	10,368	—	—
Biopalma da Amazonia S.A.	—	—	—	—	9,438	4,312
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	267	8,558	41,280	—	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	255,215	1,714	190,568	(2)	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	—	7,847	12,919	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	9,757	34,069	—	—
Companhia Portuária Baia de Sepetiba - CPBS	—	—	63,455	77,499	—	—
Ferrovia Centro - Atlântica S.A.	25,771	20,926	34,494	17,840	—	302
Ferrovia Norte Sul S.A.	—	546	1,430	—	—	—
Mineração Brasileiras Reunidas S.A. - MBR	2,249	—	179,685	179,685	—	—
Mitsui & Co Ltd	—	—	46,197	17,561	—	—
MRS Logistica S.A.	3,382	5,922	285,255	316,126	—	—
Samarco Mineração S.A.	156,850	169,332	—	—	—	—
Sociedad Contractual Minera Tres Valles	—	—	—	—	7,800	(406)
Vale Canada Limited	—	—	—	—	(953)	—
Vale Colombia Holdings	—	—	—	11,918	—	—
Vale Energia S.A.	—	—	55,470	63,827	—	—
Vale International S.A.	11,724,125	10,016,694	—	—	(278,690)	(250,321)
Vale Manganês	809	2,806	—	—	—	—
Vale Mina do Azul	8,602	11,817	—	6,381	—	—
Vale Operações Ferroviárias	217,942	55,718	—	—	—	—
Vale Operações Portuárias	8,776	8,876	—	—	—	—
Others	10,402	17,399	9,709	5,226	(9,219)	(165)
Total	12,158,908	10,565,518	714,716	985,267	(271,626)	(246,278)

Remuneration of key management personnel:

	Three-month period ended (unaudited)
	March 31, 2013	March 31, 2012
Short-term benefits:	30,517	33,115
Wages or pro-labor	5,525	3,945
Direct and indirect benefits	6,578	9,590
Bonus	18,414	19,580

Long-term benefits:
Based on stock	2,393	13,043

Termination of position	591	6,034
	33,501	52,192

32 -                           Board of Directors, Fiscal Council, Advisory committees and Executive Officers

Board of Directors	Governance and Sustainability Committee
Gilmar Dalilo Cezar Wanderley
Dan Antônio Marinho Conrado	Renato da Cruz Gomes
Chairman	Ricardo Simonsen
Tatiana Boavista Barros Heil
Mário da Silveira Teixeira Júnior
Vice-President	Fiscal Council

Fuminobu Kawashima	Marcelo Amaral Moraes
João Batista Cavaglieri	Chairman
José Mauro Mettrau Carneiro da Cunha
Luciano Galvão Coutinho	Aníbal Moreira dos Santos
Marcel Juviniano Barros	Antonio Henrique Pinheiro Silveira
Nelson Henrique Barbosa Filho	Arnaldo José Vollet
Oscar Augusto de Camargo Filho
Renato da Cruz Gomes	Alternate
Robson Rocha	Oswaldo Mário Pêgo de Amorim Azevedo
Paulo Fontoura Valle
Alternate	Valeriano Gomes

Caio Marcelo de Medeiros Melo
Eduardo de Oliveira Rodrigues Filho	Executive Officers
Eduardo Fernando Jardim Pinto
Francisco Ferreira Alexandre	Murilo Pinto de Oliveira Ferreira
Hajime Tonoki	Chief Executive Officer
Hayton Jurema da Rocha
Luiz Carlos de Freitas	Vânia Lucia Chaves Somavilla
Luiz Maurício Leuzinger	Executive Officer (Human Resources, Health and Safety, Sustainability, Energy and Corporate Affairs)
Marco Geovanne Tobias da Silva
Sandro Kohler Marcondes	Luciano Siani Pires
Chief Financial Officer and Executive Director for Investor Relations
Advisory Committees of the Board of Directors
Roger Allan Downey
Controlling Committee	Executive Officer (Fertilizer and Coal Operations and Marketing)
Luiz Carlos de Freitas
Paulo Ricardo Ultra Soares	José Carlos Martins
Paulo Roberto Ferreira de Medeiros	Executive Officer (Ferrous Minerals Operations and Marketing)

Executive Development Committee	Galib Abrahão Chaim
Laura Bedeschi Rego de Mattos	Executive Officer (Implementation of Capital Projects)
Luiz Maurício Leuzinger
Marcel Juviniano Barros	Humberto Ramos de Freitas
Oscar Augusto de Camargo Filho	Executive Officer (Logistics and Mineral Exploration)

Strategic Committee	Gerd Peter Poppinga
Murilo Pinto de Oliveira Ferreira	Executive Officer (Base Metals Operations, Marketing and Information Technology)
Dan Antônio Marinho Conrado
Luciano Galvão Coutinho
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho	Marcelo Botelho Rodrigues
Global Controller Director
Finance Committee
Luciano Siani Pires	Marcus Vinicius Dias Severini
Eduardo de Oliveira Rodrigues Filho	Chief Officer of Accounting and Control Department
Luciana Freitas Rodrigues
Luiz Maurício Leuzinger	Vera Lucia de Almeida Pereira Elias
Chief Accountant
CRC-RJ - 043059/O-8

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: April 24, 2013		Roberto Castello Branco
Director of Investor Relations